AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1999

                                                     REGISTRATION NO. 333-87045
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ---------------------

                                 AMENDMENT NO. 2

                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                            ---------------------
                          MAVERICK TUBE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                        43-1455766
  (STATE OR OTHER JURISDICTION OF                           (IRS EMPLOYER
   INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                   16401 SWINGLEY RIDGE ROAD, SEVENTH FLOOR
                         CHESTERFIELD, MISSOURI 63017
                                (636) 733-1600
      (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
              CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        GREGG M. EISENBERG, PRESIDENT
                   16401 SWINGLEY RIDGE ROAD, SEVENTH FLOOR
                         CHESTERFIELD, MISSOURI 63017
                                (636) 733-1600
     (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)
                        ------------------------------
                               WITH COPIES TO:
      ROBERT H. WEXLER, ESQ.                            GENE J. OSHMAN, ESQ.
  GALLOP, JOHNSON & NEUMAN, L.C.                       BAKER & BOTTS, L.L.P.
   1600 INTERCO CORPORATE TOWER                           ONE SHELL PLAZA
         101 SOUTH HANLEY                               910 LOUISIANA STREET
    ST. LOUIS, MISSOURI 63105                           HOUSTON, TEXAS 77002
    TELEPHONE: (314) 862-1200                        TELEPHONE: (713) 229-1234

                           ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

***************************************************************************
* WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS.          *
* ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE   *
* SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR   *
* OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING   *
* TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS        *
* PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION *
* OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT    *
* WOULD NOT BE PERMITTED OR LEGAL.                                        *
***************************************************************************

              SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1999



                              2,000,000 SHARES

                      [Maverick Tube Corporation Logo]

                                COMMON STOCK

                               -------------

    We are selling 2,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "MAVK." On September 28, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $16.25 per share.

                            -------------------

    YOU SHOULD CONSIDER THE RISKS WHICH WE HAVE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 8 BEFORE BUYING SHARES OF OUR COMMON
STOCK.

                            -------------------

                                                             PER SHARE                 TOTAL
                                                       ----------------------  ----------------------
Public offering price................................            $                       $
Underwriting discount................................            $                       $
Proceeds, before expenses, to us.....................            $                       $

                            -------------------

    The underwriters may purchase up to an additional 300,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Raymond James & Associates, Inc., on behalf of the underwriters, expects to deliver the shares to purchasers on or about
              , 1999.
                            -------------------

RAYMOND JAMES & ASSOCIATES, INC.

                                       MORGAN KEEGAN & COMPANY, INC.

        The date of this Prospectus is               , 1999.

                           [PHOTO]

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                        -------------------

                     FORWARD-LOOKING STATEMENTS

    We make forward-looking statements in this prospectus and in our public documents that are incorporated by reference, which represent our expectations or beliefs about future events and financial performance. You can identify these statements by forward-looking words such as "expect," "believe," "anticipate," "goal," "plan," "intend," "estimate," "may," "will" or similar words. Similarly, any discussions about our large-diameter facility or its products and any other statement that is not a historical fact is a forward-looking statement. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including:

    * oil and gas price volatility;

    * steel price volatility;

    * domestic and foreign competitive pressures;

    * fluctuations in industry-wide inventory levels;

    * the presence or absence of governmentally imposed trade restrictions;

    * asserted and unasserted claims;

    * our ability and the ability of entities with which we do business to modify or redesign our and their computer systems to work properly in the year 2000; and

    * those other risks and uncertainties described under "Risk
      Factors" and elsewhere in this prospectus and in our other filings with the Securities and Exchange Commission.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements. Accordingly, you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUMMARY

    This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes, before you decide whether to invest in our common stock. Unless we state otherwise, all financial information and share and per share data in this prospectus (1) assume that the underwriters do not exercise their over-allotment option and (2) do not include shares reserved for issuance under our stock option plans. Unless the context otherwise requires, "we," "us," "our" or "Maverick" refers to Maverick Tube Corporation and its subsidiaries.

OUR COMPANY

    We are a leading domestic producer of tubular steel products used in energy and industrial applications. We manufacture "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We also serve the energy industry by manufacturing line pipe, which is used primarily in the transportation of oil and natural gas. For industrial applications, we manufacture structural tubing and standard pipe. We also recently began producing "cold drawn tubing," which is used as a component of high quality products that require close tolerances. During fiscal 1998, energy products accounted for approximately 70% of our total revenues.

    Manufacturers produce oil country tubular goods and line pipe through both the electric resistance welded and seamless processes. We produce only electric resistance welded pipe, which is generally a lower priced, comparable quality alternative to seamless pipe in many applications. We produce oil country tubular goods to meet or exceed applicable American Petroleum Institute specifications. We are also capable of manufacturing products in custom or proprietary grades. Virtually all of our oil country tubular goods and line pipe are fully completed or "end-finished" at our facilities. In contrast, some of our competitors outsource the end-finishing of their products or do not end-finish their products at all. The principal uses of our energy industry products include:

            OIL COUNTRY TUBULAR GOODS
            -------------------------

    * Surface casing to protect underground
      formations while drilling

    * Production casing to line wells for
      completion

    * Production tubing to convey oil and
      gas to the surface

                 LINE PIPE
                 ---------

    * Surface production flow lines

    * Gathering systems

    * Pipeline distribution systems
      for oil and gas

    Structural tubing is an electric resistance welded product and has a square, round or rectangular cross-section depending on the end use. We believe structural tubing is an attractive alternative to other structural steel forms, such as I-beams and H-beams, as tubing products offer strength and other product characteristics similar to beams, but with less steel content, resulting in lower costs to the end user in many applications. We also produce standard pipe products that are used in a variety of industrial applications. The cold drawn tubing market is made up of mechanical or pressure tubing used for applications that require closer tolerances and/or a better surface finish than ordinary electric resistance welded or seamless products.

The principal uses of our industrial products include:

                        STRUCTURAL TUBING
                        -----------------

    *Construction, including building columns, handrails and bridge frames

    *Transportation, including boat trailers

    *Agricultural, including farm implement components

    *Material handling, including storage rack systems and conveying systems support

    *Recreational, including exercise equipment

                          STANDARD PIPE
                          -------------

    *Steam, water and gas lines

    *Plumbing

    *Heating

                       COLD DRAWN TUBING
                       -----------------

    *Hydraulic and pneumatic cylinder stock

    *Industrial shapes

    *Conveyor rollers

    *Axles and steering columns

    *Motor housings

OUR BUSINESS STRATEGY

    Increase market share by expanding our existing product lines. We believe that the expansion of our product lines in both the energy and industrial segments of our business has allowed us to increase our market share by capitalizing on our existing customer relationships to market additional products. Our planned construction and equipping of the new large-diameter facility discussed below is an important part of this strategy.

    Identify and enter new markets. We continually seek and make acquisitions and capital expenditures to enter new markets as evidenced by our entry into the structural tube market in 1994, and our recent entry into the cold drawn tubular market. We intend to seek additional opportunities to expand our business to new markets where we believe we can compete effectively and profitably.

    Continually improve the efficiency of our manufacturing process. We intend to continue to pursue our objective of being a low-cost, high-volume producer of quality steel-tubular products by seeking to:

    * maintain product manufacturing cost controls;

    * maximize production yields from raw materials;

    * make capital expenditures designed to lower costs and improve quality;

    * minimize unit production costs through effective utilization of plant capacity; and

    * minimize freight costs.

    Deliver quality products and service to our customers. We believe that we have achieved an excellent reputation with our existing customers. We intend to continue to build long-term customer relationships with new and existing customers by seeking to:

    * offer broad-based product lines;

    * focus on product availability;

    * deliver competitively priced quality products; and

    * provide a high level of customer support before and after the sale.

PRODUCT LINE EXPANSION

    To further our growth and enhance our ability to compete in our energy and industrial businesses, we plan to expand our current product lines to include larger diameter pipe and tubing products. As the focal point to this expansion, we intend to construct and equip a new large-diameter facility immediately adjacent to our current facilities in Hickman, Arkansas, at an estimated cost of $35 million. We have chosen this strategic location for the new facility to achieve significant cost-saving advantages. These advantages include:

    * utilization of lower-cost, non-union labor;

    * access to rail, truck and barge transportation;

    * proximity to the Nucor Corporation steel mill, Maverick's primary steel supplier; and

    * shared overhead.

    Based principally on historical product relationships and our assumptions about markets, we estimate that our current product size range allows us to compete for approximately 49% of the total tons consumed in all of the markets we serve. Similarly, we estimate that our expansion into the production of larger diameter pipe and tubing products should allow us to compete for approximately 67% of the total tons consumed in these markets. This represents an estimated increase of approximately 37% of the total tons consumed for which we can compete in the markets we serve.

    We recently entered into a definitive agreement for the purchase of a significant portion of the equipment required for the new large-diameter facility for a purchase price of $11.75 million. Although consummation of this purchase is subject to various conditions, we expect to close the transaction in January 2000. We believe we will begin limited production of select industrial and energy products at the new facility by July 2000 with full production capability of all products by October 2000.

    We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri
63017 and our telephone number is (636) 733-1600.

THE OFFERING

Common stock offered by us......................    2,000,000 shares

Common stock outstanding after the
offering........................................    17,440,474 shares<F1>

Use of proceeds.................................    We intend to use the proceeds to fund a significant
                                                    portion of the costs of constructing and equipping
                                                    of a new large-diameter facility.

Nasdaq National Market symbol...................    MAVK

- -------------------
<F1> Includes 3,000 shares issued after June 30, 1999 upon the exercise of stock options.


RISK FACTORS

    You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus before deciding to invest in our common stock.

                SUMMARY CONSOLIDATED FINANCIAL DATA
 (IN THOUSANDS, EXCEPT PER SHARE, TONS SHIPPED AND PER TON AMOUNTS)

    The following table summarizes our financial information. You should read this information in conjunction with our consolidated financial statements, and the sections titled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included elsewhere in this prospectus.

                                                                                                         NINE MONTHS
                                                         YEAR ENDED SEPTEMBER 30,                      ENDED JUNE 30,
                                           ----------------------------------------------------      -------------------
                                             1994     1995<F1>   1996<F2>     1997       1998          1998       1999
                                           --------   --------   --------   --------   --------      --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales...............................   $124,843   $167,896   $204,182   $291,060   $265,389      $213,617   $118,410
Cost of goods sold......................    117,833    159,865    182,042    252,803    232,038       183,843    118,047
                                           --------   --------   --------   --------   --------      --------   --------
Gross profit............................      7,010      8,031     22,140     38,257     33,351        29,774        363
Selling, general and administrative.....      4,896      7,728     10,198     13,966     14,815<F3>     9,335     10,528
Start-up costs..........................        392        245         --         --         --            --      2,496<F4>
                                           --------   --------   --------   --------   --------      --------   --------
Income (loss) from operations...........      1,722         58     11,942     24,291     18,536        20,439    (12,661)
Interest expense........................      1,125      3,164      2,522      2,067      1,731         1,274      1,261
Other income............................         --        772         --         --         --            61        360
                                           --------   --------   --------   --------   --------      --------   --------
Income (loss) before income taxes.......        597     (2,334)     9,420     22,224     16,805        19,226    (13,562)
Provision (credit) for income taxes.....        168         --      1,882      7,339      5,420         6,619     (4,874)
                                           --------   --------   --------   --------   --------      --------   --------
Net income (loss).......................   $    429   $ (2,334)  $  7,538   $ 14,885   $ 11,385      $ 12,607   $ (8,688)
                                           ========   ========   ========   ========   ========      ========   ========
Diluted earnings (loss) per share.......   $   0.04   $  (0.16)  $   0.50   $   0.97   $   0.73      $   0.81   $  (0.56)
Average shares deemed outstanding.......     12,845     14,920     15,000     15,282     15,564        15,635     15,437

OTHER DATA:
Depreciation and amortization...........   $  3,395   $  4,691   $  5,201   $  5,697   $  6,172      $  4,313   $  5,471
Capital expenditures....................     20,759      5,592      5,497      9,537     22,181         8,053     11,976
EBITDA<F5>..............................      5,117      5,521     17,143     29,988     24,708        24,813     (6,830)
Tons shipped:
    Energy products.....................    206,182    203,775    230,504    334,928    263,243       215,656    118,296
    Industrial products.................      8,469     72,600    114,728    135,029    164,973       122,654    113,198
Average selling price per ton<F6>:
    Energy products.....................   $    574   $    609   $    620   $    655   $    683      $    691   $    558
    Industrial products.................        457        527        484        483        477           480        447

                                                                                                        JUNE 30, 1999
                                                                                                  -------------------------
                                                                                                                   AS
                                                                                                   ACTUAL     ADJUSTED<F7>
                                                                                                  --------   --------------
BALANCE SHEET DATA:
Working capital................................................................................   $ 37,712      $ 37,712
Total assets...................................................................................    145,390       180,390
Current maturities of long-term debt...........................................................        694           694
Long-term debt (less current maturities).......................................................      7,669         7,669
Revolving credit facility......................................................................     22,300        26,994
Stockholders' equity...........................................................................     81,375       111,681

- ------------------------
<F1> The fiscal year ended September 30, 1995 is the first reporting period which includes results of operations of our structural tube facility which began operations in October 1994.
<F2> Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and diluted earnings per share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.
<F3> Includes a write-down of software costs of $1,605,000.
<F4> The nine months ended June 30, 1999 is the first reporting period which includes results of operations of our cold drawn tubing facility which began operations in October 1998.
<F5> EBITDA represents earnings before interest, income taxes, depreciation and amortization. We believe EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performances. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles. EBITDA should also not be construed as an indication of a company's operating performance or as a measure of liquidity. Management's discretionary use of funds depicted by EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties. Because EBITDA excludes some, but not all, items that affect net income and because these measures may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.
<F6> Includes only "prime" products which exclude scrap and secondary sales, product returns and selling allowances.

<F7> As adjusted to give effect to our sale of 2,000,000 shares of common stock under this prospectus at an assumed price of $16.25 per share, the application of the net proceeds and assumed borrowings under our existing revolving credit facility of $4.7 million, which represents our expected amount of additional funds necessary to fund the construction and equipping of our new large-diameter facility. See "Use of Proceeds" for a description of our plans for the offering proceeds.

                            RISK FACTORS

    Investing in our common stock will provide you with an equity ownership in Maverick. Performance of your shares will reflect the performance of our business related to, among other things, our competition, general, economic and market conditions and industry conditions. The price of our stock may decline and could lower the value of your investment. You should carefully consider the following factors as well as other information contained in this prospectus before deciding whether to invest in shares of our common stock.

FLUCTUATIONS IN OIL AND NATURAL GAS PRICES COULD ADVERSELY AFFECT US BECAUSE WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS TO THE ENERGY INDUSTRY.

    Our principal products consist of oil country tubular goods and line pipe. Sales of these products to the energy industry constitute the most significant source of our revenues. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 56%, 70%, 77% and 72% of our total sales for the nine months ended June 30, 1999, fiscal 1998, fiscal 1997 and fiscal 1996, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of those wells. The level of these activities are primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns, affect these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain.

    Since January 1998, oil and natural gas prices have been declining and drilling levels have fallen significantly, resulting in our incurring operating losses in each of the first three quarters of fiscal 1999. Although oil and gas prices and, to a lesser extent, drilling levels have recently improved, we expect to incur an operating loss in the quarter ending September 30, 1999. We expect the loss to be modestly lower than that incurred in our third fiscal quarter. We cannot assure you that this recent recovery of prices and drilling activity will be sustained or what its longer-term effect will be on our business.

THE VOLATILITY AND CYCLICAL NATURE OF STEEL PRICES MAY ADVERSELY
AFFECT OUR BUSINESS.

    Purchased steel represents slightly more than two-thirds of our costs of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

    * general economic conditions;

    * industry capacity utilization;

    * import duties and other trade restrictions; and

    * currency exchange rates.

    Consistent with the cyclical nature of the steel industry, our major supplier of steel announced three price decreases from mid-September 1998 through November 1998 and has announced five price increases since December 1998. Changes in steel prices can affect the pricing levels of our products. In response to any increases in steel costs, we seek to maintain our profit margin by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. As a result, we typically have a limited ability to recover increases in steel costs.

WE MAY LOSE BUSINESS TO COMPETITORS WHO ARE LARGER THAN US OR WHO
PRODUCE THEIR OWN STEEL.

    Some of our competitors are larger and have greater financial and marketing resources and business diversification than us. These companies may be better able than us to successfully endure downturns in either the energy or industrial sectors. Also, many of our larger competitors are integrated steel producers--producers who make their own raw materials rather than purchase their raw materials in the open market. During periods of strong steel demand, we may be at a competitive disadvantage to these integrated competitors. As a result, we may lose business to any of these competitors. The oil country tubular goods and structural product markets are largely commodity in nature and as a result, price competition is a particular importance.


THE LEVEL OF IMPORTS OF OIL COUNTRY TUBULAR GOODS INTO THE U.S.
MARKET, WHICH HAS BEEN REDUCED BY TRADE RELIEF NOW IN PLACE, IMPACTS DEMAND FOR OUR PRODUCTS.

    The level of imports of oil country tubular goods, which has varied significantly over time, affects the domestic oil country tubular goods market. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business. We believe that U.S. import levels are affected by, among other things:

    *  U.S. and overall world demand for oil country tubular goods;

    * the trade practices of and government subsidies to foreign producers; and

    * the presence or absence of antidumping and countervailing duty orders.

    Since 1986, the level of imports of oil country tubular goods from Canada, Israel and Taiwan has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Israel. In addition, since 1995, the level of imports of oil country tubular goods from Argentina, Italy, Japan, Korea and Mexico has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Italy. The orders also have had a beneficial impact on prices for oil country tubular goods in the U.S. market.

    Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. Once an order is in place, each year foreign producers, importers, domestic producers and other parties may request an "administrative review" to determine the duty rates to be applied to imports during the preceding year, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

    Antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual exporter also may obtain revocation as to itself under certain circumstances. The U.S. government is now conducting sunset reviews of the orders covering Canada and Taiwan, which are expected to be completed by May 2000. The U.S. government is scheduled to conduct sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico beginning in August 2000. These reviews are expected to be completed by August 2001. The U.S. government will revoke the antidumping and countervailing duty orders covering imports from Israel effective January 1, 2000, because the domestic industry did not request sunset reviews of these orders based on its belief that imports from Israel are not significant in the U.S. oil country tubular goods market. If the orders covering imports from Argentina, Canada, Italy, Japan, Korea, Mexico and Taiwan are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our business.

INDUSTRY INVENTORY LEVELS AFFECT OUR SALES AND NET INCOME.

    Industry inventory levels of our products, and in particular oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Although industry inventory levels of oil country tubular goods have steadily declined through the nine months ended June 30, 1999, we believe that industry-wide oil country tubular goods inventory is still at or above normal levels in relation to current demand. Additionally, through the nine months ended June 30, 1999, months of supply of inventory, which defines the level of inventory in terms of current monthly demand, have fluctuated due to contracting demand. The above normal industry inventory levels and upward fluctuations in months of supply of inventory have had and may continue to have an adverse impact on us.

OUR PLANS FOR THE NEW LARGE-DIAMETER FACILITY MAY NOT BE SUCCESSFUL.

    An important part of our growth strategy is our ability to successfully expand our current product lines, offer new product lines and enter new markets. We are devoting significant resources to this strategy. To this end, we are currently planning to open a new large-diameter facility that will produce products with larger diameters than we currently manufacture. Opening the new facility may expose us to risks including:

    * intense competition in the larger diameter product lines;

    * the current industry-wide overcapacity in these product lines;
      and

    * potential unforeseen or higher than expected costs.

Any of these risks could adversely affect or prevent the success of the new facility.

OUR COLD DRAWN TUBING BUSINESS MAY NOT BE SUCCESSFUL.

    Our recent entry into the cold drawn tubing market has required capital expenditures of approximately $13.7 million as of June 30, 1999. We have not generated a profit to date and cannot assure you that we will be successful in achieving significant sales levels or profitability in the cold drawn tubing market.

SEASONAL FLUCTUATIONS WHICH AFFECT OUR CUSTOMERS MAY AFFECT DEMAND FOR OUR PRODUCTS.

    We, as well as the oil country tubular goods industry in general, experience seasonal fluctuations in demand for our products. For instance, weather conditions during the first half of the calendar year normally make drilling operations more difficult. For this reason, domestic drilling activity and the corresponding demand for our oil country tubular goods generally will be lower during our second and third fiscal quarters, as compared with the first and fourth fiscal quarters. We also believe we experience seasonal fluctuations in demand for our industrial products, particularly those sold to the automotive industry. However, the timing of such fluctuations may differ from fluctuations experienced in the oil country tubular goods industry.

WE DEPEND ON A FEW SUPPLIERS FOR A SIGNIFICANT PORTION OF OUR STEEL, AND A LOSS OF ONE OR MORE SIGNIFICANT SUPPLIERS COULD AFFECT OUR
ABILITY TO PRODUCE OUR PRODUCTS.

    In fiscal 1998, we purchased 94% of the steel for our Arkansas facilities from a single supplier, and 80% of the steel for our Texas facility from three suppliers. This same pattern has continued through the first nine months of fiscal 1999. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON A FEW DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR NET SALES OF OIL COUNTRY TUBULAR GOODS, AND A LOSS OF ONE OR MORE
SIGNIFICANT DISTRIBUTORS COULD AFFECT OUR ABILITY TO SELL OUR
PRODUCTS.

    In fiscal 1998 and fiscal 1996, one distributor, National Oilwell Supply, Inc., accounted for 14% and 16%, respectively, of our net sales. In fiscal 1997, two distributors, National Oilwell and Master Tubulars, Inc., accounted for 25% of our net sales. Four distributors, including National Oilwell, have recently combined to become Sooner Pipe & Supply Corp., one of the largest distributors of oil country tubular goods. Sooner has accounted for 14% of our net sales for the nine months ended June 30, 1999. We cannot yet determine whether this combination will have any significant impact on our sales or margins. The loss of any these distributors could have a material adverse effect on our business, financial condition and results of operations.

THE OPERATIONS OF OUR CUSTOMERS EXPOSE US TO POTENTIAL PRODUCTS
LIABILITY CLAIMS.

    Drilling for oil and natural gas involves a variety of risks that can result in significant losses. Actual or claimed defects in our products may give rise to claims against us for these losses. The use of structural tubing can also involve risks. Actual or claimed defects in these pipe and tubing products can also expose us to claims for damages. We maintain insurance coverage against potential product liability claims in amounts which we believe to be adequate. We have not historically incurred material product liability costs, nor have we experienced difficulties in obtaining or maintaining adequate product liability insurance coverage. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain adequate insurance coverage levels in the future.

COMPLIANCE WITH AND CHANGES TO LAWS REGULATING THE OPERATION OF OUR BUSINESS COULD ADVERSELY AFFECT OUR PERFORMANCE.

    Our business is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. We cannot assure you that future changes and compliance within these laws and regulations will not have a material effect on our operations.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF MAVERICK.

    The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of Maverick, even if that change might be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of Maverick difficult, including:

    * provisions limiting the right to call special meetings of our stockholders;

    * provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;

    * a prohibition against action by our stockholders by written consent; and

    * the authorization to issue and set the terms of preferred stock.

In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in Maverick without advance approval of our Board of Directors, while Delaware law would impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See "Description of Capital Stock."

                          USE OF PROCEEDS

    We estimate that the net proceeds we will receive from this offering of common stock will be approximately $30.3 million. We anticipate using the net proceeds of this offering, together with the additional funds required from one or more of the sources disclosed below, to:

    * purchase approximately $25 million of equipment for use at our new large-diameter facility; and

    * pay approximately $10 million in expenses to relocate some of the equipment described above and construct the new facility.

     Pending our use of the net proceeds we receive from this offering, we may invest the proceeds in short-term investments or repay a portion of our outstanding indebtedness under our revolving credit facility.

     We expect the net proceeds from this offering to be less than the amount required to construct and equip our new large-diameter facility by approximately $4.7 million. We expect to provide the additional amount required through borrowings under a contemplated industrial revenue bond financing from the Arkansas Development and Finance Authority. If we are unable to obtain this industrial revenue bond financing, we expect to provide the required additional funding principally through borrowings under our existing revolving credit facility. We expect to fund the working capital requirements for the large-diameter facility from a combination of cash flow from operations and borrowings under the revolving credit facility.

    We are currently seeking debt financing of up to $10 million from the Arkansas Development and Finance Authority. This agency has the authority to provide industrial revenue bond financing at attractive interest rates for projects such as our new large-diameter facility. To the extent we obtain this industrial revenue bond financing, we will use any proceeds of this offering not otherwise required to fund the construction and equipping of the new facility to instead reduce our outstanding indebtedness under our revolving credit facility.

    Our revolving credit facility will expire on September 30, 2003 and bears interest at either the prevailing prime rate or an adjusted Eurodollar rate, plus an interest margin, depending upon certain financial measurements. As of June 30, 1999, the applicable annual interest rate was 7.0%, and as of August 31, 1999 we had $11.0 million available to us under the revolving credit facility. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more information about our revolving credit facility.

                    PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "MAVK." The following table summarizes the high and low closing sales prices of our common stock, as reported by the Nasdaq National Market, for the periods indicated.

                                                                 PRICE RANGE
                                                            --------------------
                                                              HIGH        LOW
                                                            --------    --------
FISCAL YEAR 1999
    First Quarter.........................................   8 15/16    5 5/32
    Second Quarter........................................   7 5/16     5 1/2
    Third Quarter.........................................  15 1/4      5 11/16
    Fourth Quarter (through September 28).................  22         11 7/8

FISCAL YEAR 1998
    First Quarter.........................................  50 3/4     20 5/16
    Second Quarter........................................  25 3/4     14 5/8
    Third Quarter.........................................  18 3/8     10 9/16
    Fourth Quarter........................................  11 1/4      5 3/8

FISCAL YEAR 1997
    First Quarter.........................................   8 1/4      5 5/8
    Second Quarter........................................   9 1/2      6 1/8
    Third Quarter.........................................  19 3/8      8 3/4
    Fourth Quarter........................................  41 3/4     17 1/8

    On September 28, 1999, the reported last sale price of our common stock was $16.25 per share. As of July 31, 1999, there were 279 holders of record of our common stock, including brokerage firms and other nominees.

                          DIVIDEND POLICY

    Our board of directors has not declared or paid any cash dividends since our incorporation. Our board of directors does not currently intend to declare any cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon:

    * our financial condition;

    * our capital requirements;

    * any contractual restrictions;

    * our earnings; and

    * any other factor our board of directors deems relevant.

The terms of our revolving credit facility restrict the amount of dividends we can pay to our stockholders.

                           CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999, and as adjusted to reflect the offering of our common stock and the application of the net proceeds from this offering as described in "Use of Proceeds."

                                                                    JUNE 30, 1999
                                                              -------------------------
                                                               ACTUAL   AS ADJUSTED<F1>
                                                              --------  ---------------
                                                                (IN THOUSANDS, EXCEPT
                                                                    SHARE AMOUNTS)

Current maturities of capital lease obligations.............  $    694      $    694
                                                              ========      ========
Long-term debt, less current maturities:
    Capital lease obligations...............................  $  7,669      $  7,669
    Revolving credit facility...............................    22,300        26,994
                                                              --------      --------
        Total long-term debt, less current maturities.......    29,969        34,663
                                                              --------      --------
Stockholders' equity
    Preferred stock, $0.01 par value, 5,000,000 shares
      authorized............................................        --            --
    Common stock, $0.01 par value, 40,000,000 shares
      authorized, 15,437,474 shares issued and outstanding,
      actual; and 17,437,474 shares issued and outstanding,
      as adjusted...........................................       154           174
    Additional paid-in capital..............................    44,216        74,502
    Retained earnings.......................................    37,005        37,005
                                                              --------      --------
        Total stockholders' equity..........................    81,375       111,681
                                                              --------      --------
        Total capitalization................................  $111,344      $146,344
                                                              ========      ========

- -------------------
<F1> Reflects the issuance of 2,000,000 shares of common stock by us at an assumed public offering price of $16.25 per share, resulting in estimated net proceeds of $30.3 million, of which $20,000 (equal to the par value of the shares issued) is reflected in common stock and the balance is reflected in additional paid-in capital. We intend to use the proceeds from the issuance of the common stock to fund a significant portion of the cost of constructing and equipping a new large-diameter facility. We estimate the total cost of this project to be $35 million. We expect to provide the additional funding of $4.7 million required to construct and equip our new large-diameter facility from the proceeds of our contemplated industrial revenue bond financing from the Arkansas Development and Finance Authority, which may provide up to $10 million of additional borrowings. To the extent that these proceeds exceed the amount required for the large-diameter facility, we expect to use the excess to reduce outstanding borrowings under the revolving credit facility. If we are unable to obtain this industrial revenue bond financing, we expect to provide the required additional funding principally through borrowings under our existing revolving credit facility. See "Use of Proceeds" for further discussion of our plans for the offering proceeds. For purposes of this table, we assume borrowings under our revolving credit facility of $4.7 million as discussed in this footnote.

                SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    In the table below, we provide you with selected consolidated financial data of Maverick. We have prepared this information using the audited consolidated financial statements of Maverick for the five years ended September 30, 1998 and unaudited consolidated financial statements of Maverick for the nine-month period ended June 30, 1998 and 1999. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the nine-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1999.

    When you read this selected financial data, it is important that you read along with it the consolidated financial statements and related notes included herein, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                       NINE MONTHS
                                                          YEAR ENDED SEPTEMBER 30,                   ENDED JUNE 30,
                                            ----------------------------------------------------   -------------------
                                              1994     1995<F1>   1996<F2>     1997       1998       1998       1999
                                            --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $124,843   $167,896   $204,182   $291,060   $265,389   $213,617   $118,410
Cost of goods sold........................   117,833    159,865    182,042    252,803    232,038    183,843    118,047
                                            --------   --------   --------   --------   --------   --------   --------
Gross profit..............................     7,010      8,031     22,140     38,257     33,351     29,774        363
Selling, general and administrative.......     4,896      7,728     10,198     13,966     13,210      9,335     10,528
Write-down of software costs..............        --         --         --         --      1,605         --         --
                                            --------   --------   --------   --------   --------   --------   --------
Total selling, general and
  administrative..........................     4,896      7,728     10,198     13,966     14,815      9,335     10,528
Start-up costs............................       392        245         --         --         --         --      2,496<F3>
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.............     1,722         58     11,942     24,291     18,536     20,439    (12,661)
Interest expense..........................     1,125      3,164      2,522      2,067      1,731      1,274      1,261
Other income..............................        --        772         --         --         --         61        360
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes.........       597     (2,334)     9,420     22,224     16,805     19,226    (13,562)
Provision (credit) for income taxes.......       168         --      1,882      7,339      5,420      6,619     (4,874)
                                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........................  $    429   $ (2,334)  $  7,538   $ 14,885   $ 11,385   $ 12,607   $ (8,688)
                                            ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per share.........  $   0.04   $  (0.16)  $   0.50   $   0.97   $   0.73   $   0.81   $  (0.56)
Average shares deemed outstanding.........    12,845     14,920     15,000     15,282     15,564     15,635     15,437

OTHER DATA:
Depreciation and amortization.............  $  3,395   $  4,691   $  5,201   $  5,697   $  6,172   $  4,313   $  5,471
Capital expenditures......................    20,759      5,592      5,497      9,537     22,181      8,053     11,976
EBITDA<F4>................................     5,117      5,521     17,143     29,988     24,708     24,813     (6,830)

BALANCE SHEET DATA:
Working capital...........................    23,111     30,272     32,652     44,992     60,362     60,477     37,712
Total assets..............................    99,434    106,494    125,556    162,064    156,885    150,160    145,390
Current maturities of long-term debt......     1,880      2,795      1,843        604        653        640        694
Long-term debt (less current
  maturities).............................    19,640     18,045     11,901      8,879      8,226      8,366      7,669
Revolving credit facility.................     4,000     15,000     13,250     10,000     27,400     17,000     22,300
Stockholders' equity......................    51,837     49,503     57,247     77,868     90,063     90,636     81,375


- ------------------------
<F1> The fiscal year ended September 30, 1995 is the first reporting period which includes results of operations of our structural tube facility which began operations in October 1994.
<F2> Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and diluted earnings per share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.
<F3> The nine months ended June 30, 1999 is the first reporting period which includes results of operations of our cold drawn tubing facility which began operations in October 1998.

<F4> EBITDA represents earnings before interest, income taxes, depreciation and amortization. We believe EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performances. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles. EBITDA should also not be construed as an indication of a company's operating performance or as a measure of liquidity. Management's discretionary use of funds depicted by EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties. Because EBITDA excludes some, but not all, items that affect net income and because these measures may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

                                 14

                MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Our products include oil country tubular goods and line pipe which are used in the energy industry. We also make structural tubing and standard pipe for industrial applications. During the first quarter of fiscal 1999, we began the production of cold drawn tubing products for industrial applications. At June 30, 1999, sales of cold drawn tubing had not reached material levels.

    Energy Products. Demand for our energy related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The level of these activities are primarily dependent on oil and natural gas prices. Domestic end-users obtain oil country tubular goods from domestic and foreign pipe producers and from draw-downs of their or distributors' inventories. According to published industry reports, domestic drilling remained relatively constant from fiscal 1997 to fiscal 1998 averaging approximately 900 rigs over those two years with gas-related drilling increasing by 11.0% and oil related drilling declining by 16.4%. However, for the nine months ended June 30, 1999, domestic drilling declined 37.9% with natural gas and oil related drilling decreasing by 26.5% and 57.5%, respectively. Average energy prices decreased during fiscal 1998, with natural gas decreasing 8.6% and oil decreasing 25.7%. Energy prices continued to decline through the nine months ended June 30, 1999, with natural gas decreasing 18.9% and oil decreasing 14.1% from the same period in the prior year. The decreases in energy prices had a negative effect on drilling levels in the third and fourth quarter of fiscal 1998 and the first three quarters of fiscal 1999. At the end of fiscal 1998, drilling was at 754 rigs, down 24.4% from its fiscal 1997 year-end level of 998 rigs, and continued to decline to 488 rigs which occurred in April 1999.

    The following table illustrates certain factors related to industry-wide domestic drilling activity, domestic energy prices, domestic oil country tubular goods consumption, shipments, imports and inventories for the periods presented:


                                                                 FISCAL YEAR              NINE MONTHS
                                                             ENDED SEPTEMBER 30,         ENDED JUNE 30,
                                                          --------------------------    ----------------
                                                           1996      1997      1998      1998      1999
                                                          ------    ------    ------    ------    ------
U.S. DRILLING ACTIVITY:
    Average rig count................................        759       905       903       943       586
AVERAGE U.S. ENERGY PRICES:
    Oil per barrel (West Texas Intermediate).........     $20.33    $21.83    $16.30    $17.03    $14.60
    Natural gas per MMBTU
      (Henry Hub)....................................     $ 2.53    $ 2.55    $ 2.33    $ 2.43    $ 1.97
U.S. OIL COUNTRY TUBULAR GOODS CONSUMPTION (IN TONS):
    U.S. producer shipments (000's)..................      1,750     2,018     1,549     1,318       477
    Imports (000's)..................................        209       363       401       314       101
    Inventory (increase)/decrease (000's)............        (80)     (299)      (66)     (217)      298
    Used pipe (000's)................................         95       187       139       111        83
        Total consumption (000's)....................      1,974     2,269     2,023     1,526       959

    The rig count in the table is based on weekly rig count
reporting from Baker Hughes, Inc. calculated as follows: Fiscal 1996
- - 52 weeks ended September 27, 1996; Fiscal 1997 - 52 weeks ended September 26, 1997; Fiscal 1998 - 53 weeks ended October 2, 1998; 9 months ended June 30, 1998 - 39 weeks ended June 26, 1998; 9 months ended June 30, 1999 - 39 weeks ended July 2, 1999. U.S. consumption of oil country tubular goods are management estimates based on our estimate of per rig consumption of oil country tubular goods multiplied by the Baker Hughes rig
                                 15
count. Total U.S. consumption (in thousands of tons) as reported by Pipe Logix, Inc., an independent domestic oil country tubular goods industry reporting service, for fiscal 1996, 1997, 1998, and the nine months ended June 30, 1998 was 1,606, 1,943, 1,939, and 1,515 (nine months ended June 30, 1999 not available). Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/decrease are management estimates based upon independent research by Duane Murphy and Associates. Inventory (increase)/decrease (in thousands of tons) as reported by Pipe Logix, Inc. for fiscal 1996, 1997, 1998, and the nine months ended June 30, 1998 was (263), (717),
(116), and (203) (nine months ended June 30, 1999 not available). Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons (as determined by independent research performed by Duane Murphy and Associates) by the number of abandoned oil and gas wells as determined by the completed wells per year as reported by the American Petroleum Institute adjusted for the net change in active wells as reported by World Oil. U.S. producer shipments are management estimates calculated based on the components listed above. Energy prices in the table are monthly average period prices as reported by Spears and Associates for West Texas Intermediate grade crude oil calculated by averaging the closing price each Friday during the month and the Henry Hub monthly natural gas cash price calculated by averaging weekly prices as reported by Natural Gas Week.

    Competition from imports increased to an estimated 19.8% market share during fiscal 1998 from an estimated 16.0% market share in fiscal 1997. We believe that this increase is primarily attributable to higher oil country tubular goods prices in the United States during the first six months of the year. However, during the nine months ended June 30, 1999, estimated import penetration declined to 10.5% as drilling activity declined.

    During fiscal 1998, industry inventory increases resulted in an estimated additional demand of 3.3% of total domestic oil country tubular goods consumption. However, this is significantly below the 13.2% of estimated additional demand from inventory increases in 1997, reflecting the downturn in drilling in 1998 as compared to increased drilling activity during 1997. For the first nine months of fiscal 1999, industry inventory decreases adversely affected demand by satisfying an estimated 31.1% of consumption. We believe that industry inventories are at or above normal levels in relation to demand at June 30, 1999, as months of supply of inventory have increased by approximately 2.7% from fiscal year end to 7.5 months.

    During fiscal 1998, as a result of relatively constant drilling activity, increased imports, and a smaller increase in industry inventories, we estimate that total domestic shipments of oil country tubular goods declined by 23.4% as compared to fiscal 1997. During this period, our shipments of oil country tubular goods were down 21.5% primarily due to decreased exports to Canada, where the downturn in drilling was more significant than in the United States. We estimate that our share of domestic oil country tubular goods shipments increased to approximately 14% during fiscal 1998 from approximately 13% during fiscal 1997.

    During the nine months ended June 30, 1999, as a result of declining drilling activity and a substantial decline in industry inventories, partially offset by decreased imports, we estimate that total domestic shipments declined by 63.7% as compared to the nine months ended June 30, 1998. During the nine-month period in fiscal 1999, our shipments of domestic oil country tubular goods were down 45% from the comparable period in the preceding year. However, our export sales, primarily to Canada, declined 59.9%. Accordingly, we estimate that our share of domestic oil country tubular goods shipments increased to approximately 20% during the nine months ended June 30, 1999 from approximately 13% during the comparable period in 1998.

    Published information suggests that demand for line pipe increased during fiscal 1998 by 30.9%. However, domestic shipments only rose by 20% as import market share rose from 28.4% to 34.4%. For the nine months ended June 30, 1999 as compared to the same period for 1998,
                                 16
demand was down 7.9%. However, during this time, import penetration remained relatively unchanged resulting in domestic shipments decreasing by 7.5%.

    Industrial Products. Given the numerous applications for our industrial products, sources of demand for these products are diversified. Demand generally depends on the general level of economic activity in the construction, transportation, agricultural, material handling and recreational segments, the use of structural tubing as a substitute for other structural steel forms, such as I-beams and H-beams, and draw downs of existing customer inventories.

    We estimate that the demand for structural tube products increased by 11.2% in fiscal 1998 and total domestic shipments rose by 10.7% as import market share increased slightly. For the nine months ended June 30, 1999 as compared to the same period in 1998, we estimate that demand increased 1.1% and total domestic shipments remained flat as import market share increased slightly. According to published reports, the standard pipe market demand increased by 2% in fiscal 1998, while total domestic shipments declined by 2.8% as the import market share increased from 25.0% to 28.5%. For the nine months ended June 30, 1999 as compared to the same period in 1998, standard pipe demand fell 17.9%, domestic shipments decreased 21.6% and the import market share increased from 27.5% to 33.5%.

    General. Pricing of our products was mixed during fiscal 1998. Pricing of oil country tubular goods rose by approximately 4.9% during the year due to increased product pricing early in the year and a favorable product mix. However, oil country tubular goods pricing during the fourth fiscal quarter was down 3.4%. Line pipe and standard pipe product pricing decreased by 4.5% and 2.7%, respectively, primarily due to high levels of imports in fiscal 1998. Structural product pricing remained relatively constant. During the nine months ended June 30, 1999, prices for all of our products declined, with oil country tubular goods down 17.4%, line pipe down 19.7%, standard pipe down 11.9%, and structural tubing down 10.0%.

    Steel costs included in cost of goods sold decreased during fiscal 1998 by $18 per ton, or 5.3%, and decreased an additional $41, or 12.6%, by June 30, 1999. Replacement costs for steel fluctuated during fiscal 1998 as the cost increased by $10 per ton in February and remained at that level until July. Our major supplier of steel announced three price decreases from mid-September 1998 to November 1998, reducing our replacement cost of steel by $50 per ton. These price reductions were reflected in our cost of goods sold in the second and third quarters of fiscal 1999. However, this same supplier has announced five price increases since December 1998. These price changes will increase our replacement cost modestly through the end of December 1999. We estimate that these cost increases will not be reflected in cost of goods sold until the fourth quarter of fiscal 1999 and first quarter of fiscal 2000.

    The supply of steel in the United States increased significantly during calendar 1998, primarily due to previous capacity additions and increased import levels. We anticipate that these market conditions should help keep steel costs relatively low during the remainder of fiscal 1999. However, steel trade cases filed by domestic steel producers with the U.S. International Trade Commission in September 1998 have been a contributing factor to the recent steel cost increases and could have an additional adverse impact on our future replacement costs of steel. As a result of these factors, anticipated future steel prices may impact margin levels of our products.

    The oil country tubular goods market conditions described above affected us and our competitors significantly during fiscal 1998 and the first nine months of fiscal 1999. As our recent experience indicates, oil and natural gas prices are volatile and can have a substantial effect upon drilling levels and resulting demand for our energy related products. The future demand levels and pricing for structural and other industrial related products is also uncertain. Although we believe that drilling activity will ultimately recover from the currently depressed level, the timing and extent of such recovery is uncertain.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods presented, information relating to our operations expressed as a percentage of net sales:

                                                                                      NINE MONTHS
                                                 YEAR ENDED SEPTEMBER 30,           ENDED JUNE 30,
                                               -----------------------------       -----------------
                                               1996        1997        1998        1998        1999
                                               -----       -----       -----       -----       -----
Net sales..................................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of goods sold.........................     89.2        86.9        87.4        86.1        99.7
                                               -----       -----       -----       -----       -----
Gross profit...............................     10.8        13.1        12.6        13.9         0.3
Selling, general and administrative........      5.0         4.8         5.0         4.4         8.9
Start up costs.............................       --          --          --          --         2.1
Loss on write-down of software
  development costs........................       --          --          .6          --          --
                                               -----       -----       -----       -----       -----
Total selling, general and administrative
  and start up costs.......................      5.0         4.8         5.6         4.4        11.0
                                               -----       -----       -----       -----       -----
Income (loss) from operations..............      5.8         8.3         7.0         9.6       (10.7)
Interest expense, net......................      1.2          .7          .7         0.6         0.7
                                               -----       -----       -----       -----       -----
Income (loss) before income taxes..........      4.6         7.6         6.3         9.0       (11.4)
Provision (credit) for income taxes........       .9         2.5         2.0         3.1        (4.1)
                                               -----       -----       -----       -----       -----
Net income (loss)..........................      3.7         5.1         4.3         5.9        (7.3)
                                               =====       =====       =====       =====       =====

    Nine Months Ended June 30, 1999 Compared to Nine Months Ended
June 30, 1998

    Overall Company. Net sales of $118.4 million decreased $95.2 million, or 44.6%, during the nine months ended June 30, 1999 as compared to the prior year period. These results were attributable primarily to a decrease of 31.6% in total product shipments, from 338,310 tons in the first nine months of fiscal 1998 to 231,494 tons in the first nine months of fiscal 1999, and an overall decrease of 19.0% in the average selling prices of our products.

    Cost of goods sold of $118.0 million decreased $65.8 million, or 35.8%, during the first nine months of fiscal 1999 over the comparable prior year period. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold decreased 4.4% (from an average of $543 to $519 per ton) in the first nine months of fiscal 1999 as compared with the same period in fiscal 1998. This decrease was due to a decrease in steel costs of $43 per ton, or 13.3%, partially offset by an increase in conversion costs from less favorable fixed cost absorption due to lower production. See "Overview" for a description of the effect of steel prices on our results.

    We earned a gross profit of $363,000 during the first nine months of fiscal 1999 compared to a gross profit of $29.8 million in the prior year period. Gross profit, as a percentage of net sales was 0.3% for the nine month period ended June 30, 1999 as compared to 13.9% for the prior year period. The change in the gross profit is due to the factors discussed above.

    During September 1998, we acquired assets that are being utilized in the production of cold drawn tubular products at a facility in Beaver Falls, Pennsylvania. We incurred net costs of $2.5 million in the first nine months of fiscal 1999 related to the commencement of operations at this facility. These costs are comprised primarily of salary and related costs for production, sales and administrative personnel prior to the fully integrated operation of the facility.

    Selling, general and administrative expenses increased by $1.2 million, or 12.8%, in the first nine months of fiscal 1999 over the prior year period. These costs were impacted by an increase in the allowance for doubtful accounts (which reflects the deterioration of a specific accounts receivable balance) and wage increases, partially offset by a decrease in industrial products selling commissions. Also, due to the significant decline in net sales revenue caused by the market conditions discussed above, selling, general and administrative expenses as a percentage of net sales in the first nine months of fiscal 1999 were 8.9%, as compared to 4.4% for the comparable prior year period.

    Interest expense remained relatively flat in the first nine months of fiscal 1999 as compared to the comparable prior year period. Our long-term debt to capitalization ratio improved from 28.3% to 26.9% during this time frame.

    The benefit from income taxes was $4.9 million for the nine months ended June 30, 1999, as compared to the prior year periods when we recorded a provision of $6.6 million. This change is attributable to our generation of pre-tax losses of $13.6 million in the first nine months of fiscal 1999 as compared to pre-tax income in the first nine months of fiscal 1998 of $19.2 million.

    We have available acquired net operating loss carryforwards of $2,320,000 as of June 30, 1999 which may be used to offset future taxable income. Due to our current operating losses, these carryforwards must be utilized in fiscal year 2000. A failure to utilize this net operating loss prior to its expiration would require us to record a change to earnings for the amount of the deferred tax asset not utilized. As permitted under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," realization of this deferred tax asset depends on generating approximately $3 million of taxable income during fiscal 2000. If we fail to generate this level of taxable income from our pre-tax earnings, we intend to implement a reasonable tax planning strategy which we expect will allow us to generate sufficient taxable income to utilize our net operating loss carryforwards expiring in fiscal 2000.

    As a result of the decreased gross profit and the other factors discussed above, we generated a net loss of $8.7 million in the first nine months of fiscal 1999, a decrease of $21.3 million from $12.6 million reported for the comparable prior year period. Although oil and gas prices and, to a lesser extent, drilling levels have recently improved, we expect to incur an operating loss in the quarter ending September 30, 1999, although the loss is expected to be modestly lower than the $2.6 million loss incurred in our fiscal third quarter.

    Energy Products Segment. Energy product sales of $66.8 million decreased $86.5 million, or 56.4%, for the first nine months of fiscal 1999 as compared with the prior year period. Energy product shipments decreased 97,360 tons, or 45.1%, from 215,656 tons to 118,296 tons. Our domestic shipments of oil country tubular goods fell 45.2% for the nine months ended June 30, 1999 as compared to the prior year period due to excessive levels of industry inventory and a declining rig count (from 770 active rigs to 563 active rigs). Our export shipments, primarily to Canada, decreased 59.9%, from 24,896 tons in the nine months ended June 30, 1998 to 9,975 tons in the nine months ended June 30, 1999, as the average level of Canadian drilling fell 46.0% from 363 active rigs to 196 active rigs. Line pipe shipments decreased by 24.0% for the nine months ended June 30, 1998 as a result of increased import penetration from the comparable prior year period. The average net selling price for energy products was $565 per ton, a decrease of $146 per ton. The decrease was due primarily to the market conditions discussed above and a change in mix to lower priced products. See "Overview" for a discussion of changes in prices.

    Energy products cost of goods sold of $70.7 million decreased $60.8 million, or 46.2% for the first nine months of fiscal 1999, compared with the prior year period. The gross loss for energy products of $3.9 million for the nine month period ended June 30, 1999 compares to a gross profit of $21.7 million for the nine months ended June 30, 1998. Energy products gross loss percentage was 5.9% for the first nine months of fiscal 1999 as compared to a gross profit margin percentage of 14.2% for the prior year period.

    Additional downward pressure on energy selling prices could require us to further reduce the carrying value of our inventory. While we believe that our inventory is in line with our anticipated future sales levels, any significant decrease in prices would have a negative impact on conversion costs recorded in cost of goods sold.

    Industrial Products Segment. Industrial products sales of $51.6 million decreased $8.7 million, or 14.6%, for the first nine months of fiscal 1999 as compared with the prior year period. Industrial products shipments decreased 9,456 tons, or 7.7%, from 122,654 tons to 113,198 tons. Intensified competitive pressures due to capacity additions contributed to the decrease in sales and shipments of industrial products. The average net selling price for industrial products during the first nine months of fiscal 1999 was $456, down $36 per ton as compared to the same period of the prior year. This decrease for the first nine months of fiscal 1999 was due primarily to declining steel prices.

    Cost of goods sold of $47.3 million decreased $5.0 million, or 9.5%, in the first nine months of fiscal 1999 as compared with the prior year period. Gross profit for industrial products of $4.3 million decreased $3.7 million, or 46.2% over the same periods. The decreased gross profits were due to lower selling prices and reduced operating efficiencies, partially offset by lower steel costs. Industrial products gross profit margin percentage declined to 8.4% for the first nine months of fiscal 1999 as compared to 13.3% for the first nine months of fiscal 1998.

    Fiscal Year 1998 Compared to Fiscal Year 1997

    Overall Company. In fiscal 1998, net sales decreased $25.7 million, or 8.8%, from the preceding fiscal year. These results were attributable primarily to a decrease of 8.9% in total product shipments, from 469,958 tons in fiscal 1997 to 428,216 tons in fiscal 1998. Overall average selling prices remained relatively constant during fiscal 1998.

    Cost of goods sold decreased $20.8 million, or 8.2%, in fiscal 1998 as compared to fiscal 1997. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold increased 0.7% (from an average of $538 to $542 per ton) in fiscal 1998. This increase was due primarily to an increase in conversion costs from a higher cost product mix and less favorable fixed cost absorption due to lower production. The increase in conversion costs was mostly offset by a decrease in steel costs by $18 per ton, or 5.3% in fiscal 1998. See "Overview" for a description of the effect of steel prices on results.

    Gross profit decreased $4.9 million, or 12.8%, in fiscal 1998 as compared to fiscal 1997. Gross profit as a percentage of net sales was 12.6% for fiscal 1998, as compared to 13.1% for fiscal 1997.

    Selling, general and administrative expenses increased $849,000, or 6.1%, from fiscal 1997 to fiscal 1998. These expenses increased principally as a result of the write-down of software development costs of $1.6 million in fiscal 1998. These costs were also increased by higher sales commissions on industrial products sales and partially offset by decreased employee incentive compensation and decreased selling expenses related to lower energy sales volumes. Selling, general and administrative expenses as a percentage of net sales increased from 4.8% in fiscal 1997 to 5.6% in fiscal 1998.

    Interest expense decreased $336,000, or 16.3%, in fiscal 1998 as compared to fiscal 1997 as a result of decreased average borrowings, decreased interest rates and additional amounts of interest expense capitalized on additions to property, plant and equipment. The decreased borrowings were principally the result of principal repayments from funds generated from operations.

    The provision for income taxes decreased $1.9 million in fiscal 1998 as compared to fiscal 1997 as a result of the reduced level of income before income taxes recorded in fiscal 1998, as compared to fiscal 1997.

    At September 30, 1998, we had available net operating loss carryforwards of $2.3 million which we may use to offset future taxable income, of which $1.2 million was available at the beginning of fiscal 1999. In addition, at September 30, 1998, we had alternative minimum tax credit carryforwards of $598,000 available for income tax purposes. See Note 8 of the Notes to the Consolidated Financial Statements as of September 30, 1998.

    As a result of the foregoing factors, net income decreased $3.5 million from net income of $14.9 million, or $0.97 diluted earnings per share, in fiscal 1997 to net income of $11.4 million, or $0.73 diluted earnings per share, in fiscal 1998.

    Energy Products Segment. Energy product sales decreased $39.0 million, or 17.4%, from the preceding fiscal year. Oil country tubular goods shipments decreased 66,282 tons, or 21.5%, from 308,428 to 242,146. Our domestic shipments of oil country tubular goods fell 14.7% due to excessive levels of industry inventory and a declining rig count throughout the fiscal year. Our export sales, primarily to Canada, decreased by 37.1%, from 41,092 tons in fiscal 1997 to 25,866 tons in fiscal 1998, as Canadian drilling activity fell from 392 rigs at the end of fiscal 1997 to 161 rigs at the end of fiscal 1998. Line pipe shipments decreased by 20.4% principally due to increased import penetration. The average selling price for energy products was $702, an increase of $34 per ton. The increase was principally due to higher product pricing early in the year and improved mix of higher value products.

    Energy products cost of goods sold decreased $30.6 million, or 15.9%, from the preceding fiscal year. Gross profit for energy products decreased approximately $8.4 million or 27.0%. Energy products gross profit percentage was 12.3%, as compared to 13.9% in fiscal 1997.

    Industrial Products Segment. Industrial products sales increased $13.4 million, or 19.9%, from the preceding fiscal year. Industrial products shipments increased 22.2%, from 135,029 tons in fiscal 1997 to 164,973 tons in fiscal 1998. The average selling price of industrial products was $488, a decrease of $10 per ton. This decrease was principally due to the decline in standard pipe pricing caused by an increase in the level of imported product.

    Industrial products cost of goods sold increased $9.8 million, or 16.3%, from the preceding fiscal year. Industrial products gross profit increased $3.5 million, or 49.9%. The improved gross profit was primarily attributable to declining steel costs and improved operating efficiencies during fiscal 1998, partially offset by slightly lower selling prices. Industrial products gross profit percentage was 13.1%, as compared to 10.5% in fiscal 1997.

    Fiscal Year 1997 Compared to Fiscal Year 1996

    Overall Company. In fiscal 1997, net sales increased $86.9 million, or 42.5%, from the preceding fiscal year. These results were attributable primarily to an increase of 36.1% in total product shipments, from 345,232 tons in fiscal 1996 to 469,958 tons in fiscal 1997. Total sales and total shipments were positively impacted by our strengthened position in the industrial products market. Overall average selling prices increased during fiscal 1997 by 4.7% (from an average of $591 to $619 per ton). This increase augmented the increase in volume of total sales.

    Cost of goods sold increased $70.8 million, or 38.9%, in fiscal 1997 as compared to fiscal 1996. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold increased 2.0% (from an average of $527 to $538 per ton) in fiscal 1997. This increase was due primarily to an increase in delivered steel costs in the first half of fiscal 1997, resulting in an increase in the average prime steel cost of goods sold of $17 per ton. See "Overview." The increase in steel costs was partially offset by the operating efficiencies we achieved and improved fixed cost absorption.

    Gross profit increased $16.1 million, or 72.8%, in fiscal 1997 as compared to fiscal 1996. Gross profit as a percentage of net sales was 13.1% for fiscal 1997, as compared to 10.8% for fiscal
1996.

    Selling, general and administrative expenses increased $3.7 million, or 36.9%, from fiscal 1996 to fiscal 1997. These expenses increased principally as a result of increased employee incentive compensation, salary increases, increased selling expenses related to higher sales volumes and the increase in sales commissions on industrial products. Selling, general and administrative expenses as a percentage of net sales decreased from 5.0% in fiscal 1996 to 4.8% in fiscal 1997.

    Interest expense decreased $455,000, or 18.0%, in fiscal 1997 as compared to fiscal 1996 as a result of decreased borrowings. The decreased borrowings were principally the result of principal repayments from internally generated funds.

    The provision for income taxes increased $5.5 million in fiscal 1997 as compared to fiscal 1996 as a result of our generating $12.8 million in additional income before income taxes in fiscal 1997, as compared to fiscal 1996.

    As a result of the foregoing factors, net income increased $7.4 million from net income of $7.5 million, or $0.50 per diluted share, in fiscal 1996 to net income of $14.9 million, or $0.97 per diluted share, in fiscal 1997.

    Energy Products Segment. Energy product sales increased $76.3 million, or 51.7%, from the preceding fiscal year. Oil country tubular goods shipments increased 105,937 tons, or 52.3%. During fiscal 1997, an increase in consumption of oil country tubular goods resulted from the average rig count rising by 148, or 19.5%, and a build in existing inventories held by distributors. Also export sales, primarily to Canada, increased by 95.8%, from 20,985 tons in fiscal 1996 to 41,092 tons in fiscal 1997, as Canadian drilling rose by 39.9%. Line pipe shipments decreased by 12.0% principally due to increasing import penetration. The average selling price for energy products was $668, an increase of $28 per ton. The increase was principally due to higher product pricing and improved sales of higher value products.

    Energy products cost of goods sold increased $62.3 million, or 47.7%, from the preceding fiscal year. Gross profit for energy products increased approximately $14.1 million or 82.3%. Energy products gross profit percentage was 13.9%, as compared to 11.6% in fiscal 1996.

    Industrial Products Segment. Industrial products sales increased $10.6 million, or 18.6%, from the preceding fiscal year. Industrial products shipments increased 17.7%, from 114,728 tons in fiscal 1996 to 135,029 tons in fiscal 1997. The average selling price of industrial products was $498, an increase of $4 per ton. This increase was principally due to improved product pricing.

    Industrial products cost of goods sold increased $8.5 million or 16.5%, from the preceding fiscal year. Industrial products gross profit increased $2.0 million or 40.3%. The improved gross profit percentages were primarily attributable to improved product pricing and improved operating efficiencies during fiscal 1997. Industrial products gross profit percentage was 10.5%, as compared to 8.9% in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at June 30, 1999 was $37.7 million and the ratio of current assets to current liabilities was 2.2 to 1, as compared to September 30, 1998 when working capital was $60.4 million and the current ratio was 3.3 to 1. The decrease in working capital was due principally to a $15.7 million decrease in inventory and an $8.4 million increase in accounts payable, partially offset by a $1.4 million decrease in deferred revenue and a $2.2 million decrease in accrued expenses and other liabilities. The above changes in inventory and deferred revenue are due primarily to the decreased volume of energy business. The change in accounts payable is due to the recent increase in steel purchasing activity.

    Cash provided by operating activities was $17.3 million for the nine months ended June 30, 1999. During fiscal 1998, 1997 and 1996, net cash provided by operations was $3.1 million, $16.7 million and $14.2 million, respectively. In fiscal 1998, net cash provided by operations, supplemented by funds drawn from the revolving credit facility, was used to fund capital expenditures. In 1997 and 1996, the net cash provided by operations was primarily used to fund capital expenditures and the pay-down of net long-term borrowings.

    Cash used in investing activities in the nine months ended June 30, 1999 and fiscal 1998, 1997 and 1996 was $12.0 million, $22.2 million, $9.4 million and $5.5 million, respectively, which was used for the purchase of property, plant, and equipment. In fiscal 1998, $11.5 million was spent on the purchase of the production facility for cold drawn tubing.

    For the nine months ended June 30, 1999, cash used by financing activities was $5.6 million. Outstanding borrowings on our revolving credit facility decreased $5.1 million primarily due to the reduction in inventory. Our other long-term indebtedness, including current maturities, was reduced by approximately $516,000. During fiscal 1998, 1997 and 1996, cash provided (used) by financing activities was $17.0 million, ($5.0) million and ($8.6) million, respectively. Cash provided by financing activities in fiscal 1998 was primarily attributable to a $17.4 million net increase in our revolving credit facility used to fund the purchase of the production facility for cold drawn mechanical tubing and other working capital needs. The increase in our revolving credit facility was offset by other regularly scheduled term debt payments. Cash used by financing activities in fiscal 1997 was primarily attributable to the pay-off of a $3.7 million term note used to finance the relocation of the energy facility to Arkansas, a $3.3 million net decrease in our revolving credit facility and other regularly scheduled term debt payments. These debt pay-downs were partially offset by $2.5 million of proceeds from the exercise of stock options. The cash used by financing activities in fiscal 1996 was primarily attributed to the pay-off of a $5.5 million term note (the proceeds of which were used in 1995 to finance the Hickman structural facility) and a $1.8 million net pay-down of our revolving credit facility.

    Our capital budget for fiscal 1999 has been reduced to approximately $13.0 million, of which $12.0 million was expended during the nine months ended June 30, 1999. Such amount includes progress payments of $2.6 million related to a new furnace for our cold drawn tube facility. Because we leased the furnace, these progress payments were reimbursed to us. In addition to completing the cold drawn tube facility, the budgeted funds are also being utilized principally to acquire equipment for our other manufacturing facilities and to purchase and install a new enterprise resource planning system. As of June 30, 1999, we had an additional $900,000 committed for the purchase of equipment.

    We expect that we will meet our ongoing working capital and capital expenditure requirements from a combination of cash flows from operations, which constitutes our primary source of liquidity, the net proceeds from this offering and available borrowings under our revolving credit facility. The revolving credit facility provides for maximum borrowings up to the lesser of the eligible borrowing base or $50 million, and bears interest at either the prevailing prime rate or an adjusted Eurodollar rate, plus an interest margin, depending upon certain financial measurements. The revolving credit facility was amended as of March 31, 1999 to revise financial covenants in order to reflect the current economic environment in our energy related markets and to provide additional availability in our borrowing base. These financial covenants include a limit of earnings before income taxes loss of $2.5 million. The revolving credit facility is secured by our accounts receivable, inventories and equipment and will expire on September 30, 2003. As of June 30, 1999, the applicable interest rate under the revolving credit facility was 7.0% per annum. We had $17.5 million in unused availability under the revolving credit facility and had $485,000 in cash and cash equivalents at June 30, 1999. As of August 31, 1999, the amount outstanding under this facility was $31.2 million with $11.0 million in remaining unused availability.

    We currently are seeking up to $10 million in financing from the Arkansas Development and Finance Authority for use in the construction and equipping of our large diameter mill. We may not, however, be able to obtain this financing on favorable terms or at all.


YEAR 2000 READINESS DISCLOSURE

    General. The advent of the year 2000 poses certain technological challenges resulting from a reliance in computer technologies on two digits rather than four digits to represent the calendar year (e.g., "98" for "1998"). Computer technologies programmed in this manner, if not corrected, could produce inaccurate or unpredictable results or system failures in connection with the transition from 1999 to 2000, when dates will begin to have a lower two-digit number than dates in the prior century. This problem, the so-called "year 2000 problem" or "Y2K problem," may have a material adverse effect on our financial condition, results of operations, business or business prospects because we rely extensively on computer technology to manage financial information and, to a lesser extent, to operate our manufacturing equipment.

    Our State of Readiness.  We have developed a Year 2000 Action
Plan to deal with the year 2000 problem. Our plan specifies a range of tasks and goals which we will achieve by various dates before the year 2000. The principal tasks and goals include:

    * assessment of our computer systems;

    * remediation of any identified problems; and

    * testing of our systems.

    To date, we are on target with our plan and are meeting our major deadlines. Our year 2000 staff has regularly apprised senior management and our board of directors of our progress. As a result, senior management provides input and guidance on a regular basis.

    Information Technology Systems. We rely extensively on computer technology for our information management systems. We have completed our assessment of our internal information technology systems to identify those which are in need of modification or renovation to minimize disruptions or failures related to the Y2K problem. As a result of this assessment, we identified several older information technology systems that presented certain risks of failure or malfunction in connection with the year 2000 problem, including systems related to sales and inventory management. Accordingly, we are in the process of converting to a new enterprise resource planning system which will replace the older systems and, we believe, will adequately function through the transition from 1999 to 2000. We anticipate completing the remediation and testing phases of this aspect of our plan before December 1999.

    Non-Information Technology Systems. We completed our assessment, remediation and testing phases of our plan with respect to internal non-information technology systems, including our manufacturing machinery and equipment. During our assessment of these non-information technology systems, we did not identify any significant issues related to the Y2K problem. As a result, we do not anticipate any further remediation of this equipment in connection with the Y2K problem.

    Third-Party Providers and Customers. We have monitored the year 2000 preparedness of our third party providers and servicers, utilizing various methods for testing and verification. However, our ability to evaluate is limited to some extent by the willingness of vendors to supply information and the ability of vendors to verify the year 2000 preparedness of their own systems or their sub-providers. We have requested certifications of year 2000 preparedness from principal software and equipment providers. In those cases where a vendor has not been able to certify its product's preparedness with respect to the Y2K problem, we have taken steps to bring the system into compliance or to replace the system.

    We have inquired on the year 2000 status of our customers. As is the case with other similarly situated companies, if several current or future customers fail to prepare adequately for the Y2K problem, our financial condition, results of operations, business or business prospects could be adversely impacted.

    The Costs to Address Our Year 2000 Issues. As discussed above, we are in the process of converting to a new enterprise resource planning system. We acquired this system, which is year 2000 compliant, in order to enhance our ability to make more informed decisions regarding sales and inventory, optimize inventory levels and minimize costs. The cost of this system, including the cost of software and related internal cost, is expected to be $5.0 million, of which approximately $3.9 million has been expended through June 30, 1999. The cost of this system will be funded primarily from general operating cash flows.

    We have postponed some of our minor computer-related projects that we otherwise might have completed during calendar years 1998 and 1999, due to our shifting of resources directed to the replacement of the enterprise resource planning systems and other year 2000 related projects. We do not believe this postponement will have any significant effect on our operations or customer service.

    Year 2000 Risks We Face and Our Contingency Plans. Our failure to successfully implement our plan could result in an interruption in or failure of certain normal business activities or operations. Even if we successfully complete our plan, we may also be exposed to the failure of some of our customers, suppliers or vendors to prepare adequately for the Y2K problem. These failures could materially adversely affect our results of operations, liquidity and financial condition. Currently, we are on schedule and believe that our successful completion of the assessment, remediation and testing phases should significantly reduce the risks we face with respect to the Year 2000 problem.

    We believe that it is difficult to fully assess the risks of the year 2000 issue due to numerous uncertainties surrounding the issue. We believe that the primary risks are external to us and relate to the year 2000 readiness of customers, suppliers and transportation providers. In the most reasonably-likely worst case scenario, our customers may not purchase our products if their drilling or fabricating equipment fail to operate, we may not be able to access our bank accounts or make or receive payments and our transportation providers may not be able to make timely shipments to customers.

    In order to reduce these risks, we have developed certain contingency plans. As part of our contingency plans, we would use various manual procedures that bypass computer applications. However, implementing these contingency plans could have an adverse effect on our liquidity, financial condition and results of operation due to reduced productivity and efficiency associated with the manual procedures. Some catastrophic events, such as the loss of utilities or the failure of certain governmental bodies to function, are outside the scope of our contingency plans, although we anticipate that we would respond to any catastrophe in a manner designed to minimize disruptions in customer service, and in full cooperation with our peer providers, community leaders and service organizations.

                              BUSINESS

OUR COMPANY

    We are a leading domestic producer of tubular steel products used in energy and industrial applications. We manufacture "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We also serve the energy industry by manufacturing line pipe, which is used primarily in the transportation of oil and natural gas. For industrial applications, we manufacture structural tubing and standard pipe. We also recently began producing "cold drawn tubing," which is used as a component of high quality products that require close tolerances. During fiscal 1998, energy products accounted for approximately 70% of our total revenues.

    The following table summarizes our current manufacturing facilities and the products they produce:

        FACILITY               PRODUCTS               SIZES<F1>
    ----------------  ---------------------------  ----------------
    Hickman, AR       Oil country tubular goods    1 1/2" - 5 1/2"
                      Line pipe                    1 1/2" - 5 9/16"
                      Standard pipe                2" - 5"

    Hickman, AR       Structural tubing            1 1/2" - 8"

    Conroe, TX        Oil country tubular goods    4 1/2" - 9 5/8"
                      Line pipe                    4 1/2" - 8"
                      Structural tubing            4 1/2" - 8"
                      Standard pipe                6" - 8"

    Beaver Falls, PA  Cold drawn tubular products  1 7/8" - 12"


- -------------------
<F1> Represents outside diameter measurement. Structural tubing can have a square, rectangular, or round cross-section.

OUR BUSINESS STRATEGY

    Increase market share by expanding our existing product lines. We believe that the expansion of our product lines in both the energy and industrial segments of our business will allow us to increase our market share by capitalizing on our existing customer relationships to market additional products. Our planned construction and equipping of the new large-diameter facility discussed below is an important part of this strategy.

    Identify and enter new markets. We continually seek and make acquisitions and capital expenditures to enter new markets as evidenced by our entry into the structural tube market in 1994, and our recent entry into the cold drawn tubular market. We intend to seek additional opportunities to expand our business to new markets where we believe we can compete effectively and profitably.

    Continually improve the efficiency of our manufacturing process. We intend to continue to pursue our objective of being a low-cost, high-volume producer of quality steel-tubular products by seeking to:

    * maintain product manufacturing cost controls;

    * maximize production yields from raw materials;

    * make capital expenditures designed to lower costs and improve quality;

    * minimize unit production costs through effective utilization of plant capacity; and

    * minimize freight costs.

    Deliver quality products and service to our customers. We believe that we have achieved an excellent reputation with our existing customers. We intend to continue to build long-term customer relationships with new and existing customers by seeking to:


    * offer broad-based product lines;

    * focus on product availability;

    * deliver competitively priced quality products; and

    * provide a high level of customer support before and after the sale.

PRODUCT LINE EXPANSION

    To further our growth and enhance our ability to compete in our energy and industrial businesses, we plan to expand our current product lines to include larger diameter pipe and tubing products. As the focal point to this expansion, we intend to construct and equip a new large-diameter facility immediately adjacent to our current facilities in Hickman, Arkansas, at an estimated cost of $35 million. We have chosen this strategic location for the new facility to achieve significant cost-saving advantages. These advantages include:

    * utilization of lower-cost, non-union labor;

    * access to rail, truck and barge transportation;

    * proximity to the Nucor Corporation steel mill, Maverick's primary steel supplier; and

    * shared overhead.

    Based principally on historical product relationships and our assumptions about markets, we estimate that our current product size range allows us to compete for approximately 49% of the total tons consumed in all of the markets we serve. Similarly, we estimate that our expansion into the production of larger diameter pipe and tubing products should allow us to compete for approximately 67% of the total tons consumed in these markets. This represents an estimated increase of approximately 37% of the total tons consumed for which we can compete in the markets we serve.

    We recently entered into a definitive agreement for the purchase of a significant portion of the equipment required for the new large-diameter facility for a purchase price of $11.75 million. Although consummation of this purchase is subject to various conditions, we expect to close the transaction in January 2000. We believe we will begin limited production of select industrial products and energy products at the new facility by July 2000 with full production capability of all products by October 2000.

THE ENERGY PIPE INDUSTRY

    General. Oil country tubular goods consist of drill pipe, production casing, surface casing and production tubing. Drill pipe is used and may be reused to drill wells. Production casing forms the structural wall in oil and gas wells to provide support and prevent caving during drilling operations and is generally not removed after it has been installed in a well. Surface casing is used to protect water-bearing formations during the drilling of a well. Production tubing is placed within the casing and is used to convey oil and natural gas to the surface. In addition, production tubing may be replaced during the life of a producing well.

    The domestic oil country tubular goods market is affected by several factors, the most significant being the number of oil and natural gas wells being drilled. The level of drilling activity is largely a function of current prices for oil and natural gas and the industry's future price expectations. These prices are determined by various supply and demand factors, such as consumption levels, current inventory levels, weather, import levels, production economics and future expectations. The following chart shows the price of oil and natural gas since August 1996:

                              [GRAPH]

    The most commonly cited indicator of the level of domestic drilling activity is the Baker Hughes rig count which represents the number of active oil and natural gas rigs currently being used in the U.S. Since July 1987, the Baker Hughes rig count hit a high in December 1990 of 1179 and a low in April 1999 of 488. However, by September 10, 1999, the active rig count increased 41% from this low to 690. The following chart shows the U.S. rig count at each month end since August 1996 and our shipments of oil country tubular goods for the same period:

                              [GRAPH]

    The oil country tubular goods market is also affected by the level of industry inventories maintained by manufacturers, distributors and end users. When customers draw down on inventory rather than purchase new products, this has an adverse effect on the demand for new production. Conversely, when distributors and end users increase inventory levels, this has a positive effect on demand for new production. For calendar years 1996 and 1997, increasing industry inventory levels added an estimated 4.3% and 14.6%, respectively, to oil country tubular goods demand for new production. However, for calendar 1998, declining industry inventory levels satisfied 8.5% of oil country tubular goods consumption. For the six months ended June 30, 1999, industry inventory levels continued to decline, but remained at or above current levels of demand at June 30, 1999.

    Import levels of foreign oil country tubular goods also significantly affects the oil country tubular goods market. High levels of imports, reduce the volumes sold by domestic producers and tend to suppress selling prices. We believe that domestic import levels are affected by, among other things, overall world demand for oil country tubular goods, the trade practices of and government subsidies to foreign producers and the presence or absence of governmentally imposed trade restrictions in the U.S. Since 1986, the level of imports of oil country tubular goods from Canada and Taiwan has been reduced by the existence of duties imposed by the United States government. The U.S. International Trade Commission is scheduled to review these duties in 1999. In addition, since 1995, the level of imports of oil country tubular goods from Argentina, Italy, Japan, Korea and Mexico have also been reduced by the existence of anti-dumping duties. The U.S. International Trade Commission is scheduled to review these duties in 2000. If these duties expire or are renewed on a less stringent basis, we could be exposed to increased competition from imports.

    The following table illustrates certain factors related to industry-wide domestic drilling activity, domestic oil country tubular goods consumption, shipments, imports and inventories during the calendar years presented:


                                                                       YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------
                                                        1993     1994     1995     1996     1997     1998
                                                        -----    -----    -----    -----    -----    -----
U.S. DRILLING ACTIVITY:
    Average rig count................................     754      775      723      779      943      831
                                                        =====    =====    =====    =====    =====    =====
U.S. OIL COUNTRY TUBULAR GOODS CONSUMPTION (IN TONS):
    U.S. producer shipments (000's)..................   1,122    1,122    1,413    1,742    2,097    1,217
    Imports (000's)..................................     353      342      180      231      412      343
    Inventory (increase)/decrease (000's)............    (170)      95        2      (84)    (349)     156
    Used pipe (000's)................................     233      139      144       78      223      111
                                                        -----    -----    -----    -----    -----    -----
        Total U.S. consumption (000's)...............   1,538    1,698    1,739    1,967    2,383    1,827
                                                        =====    =====    =====    =====    =====    =====

    The rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. calculated by averaging the 52 weeks ending with the last week in December of each year. U.S. consumption of oil country tubular goods are based on our estimate of per rig consumption of oil country tubular goods multiplied by the Baker Hughes rig count. Total U.S. consumption (in thousands of tons) as reported by Pipe Logix, Inc., an independent domestic oil country tubular goods industry reporting service, for calendar year 1993, 1994, 1995, 1996, 1997, and 1998 was 1,445, 1,494, 1,475,
1,668, 2,025, and 1,775. Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/ decrease are management estimates based upon independent research by Duane Murphy and Associates. Inventory (increase)/decrease (in thousands of tons) as reported by Pipe Logix, Inc. for calendar year 1993, 1994, 1995, 1996, 1997, and 1998 was (340), (204), (133), (366),
(671), and 136. Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons (as determined by independent research performed by Duane Murphy and Associates) by the number of abandoned oil and gas wells as determined by the completed wells per year as reported by the American Petroleum Institute adjusted for the net change in active wells as reported by World Oil. U.S. producer shipments are calculated using the above components.

    Manufacturers produce oil country tubular goods in numerous sizes, weights, grades and end finishes. We believe that most oil country tubular goods are produced to American Petroleum Institute specifications. The grade of pipe used in a particular application depends on technical requirements for strength, corrosion resistance and other performance qualities. Oil country tubular goods are generally classified into groupings of "carbon" and "alloy" grades. Carbon grades of oil country tubular goods have yield strength levels of 75,000 pounds per square inch or less and are generally used in oil and natural gas wells drilled to depths less than 8,000 feet. Alloy grades of oil country tubular goods have yield strength levels of 75,000 pounds per square inch or more and are generally used in oil and natural gas wells drilled to depths in excess of 8,000 feet, or for high temperature wells, highly corrosive wells or for critical applications.

    Carbon and alloy grades of oil country tubular goods are available from both electric resistance welded and seamless pipe producers. Electric resistance welded pipe is produced by processing flat rolled steel into strips which are cold-formed, welded, heat-treated or seam-annealed and end-finished with threads and couplings. Seamless products are produced by individually heating and piercing solid steel billets into pipe and then end finishing such pipe into oil country tubular goods in a manner similar to electric resistance welded pipe. We believe that the seamless manufacturing process involves higher costs than the welded process and that, as a result, seamless products are generally priced higher than comparable welded products.

    Based on published industry statistics, electric resistance welded products, which did not have significant market penetration prior to the mid-1970's, now account for approximately half of the tonnage of domestic oil country tubular goods consumed annually. We believe electric resistance welded products have captured a significant majority of the carbon grade oil country tubular goods market, while seamless products retain a significant majority of the alloy grade oil country tubular goods market. We also believe that further significant market penetration of welded products will depend upon increased market acceptance of welded products and technological advances in the types of raw materials and equipment utilized in the electric resistance welding process.

    Line pipe products are used for surface production flow lines, gathering systems and pipeline transportation and distribution systems for oil, natural gas and other fluids. Line pipe is produced in both welded and seamless form. Line pipe markets are dependent not only on the factors which influence the oil country tubular goods market, but also on the level of pipe line construction activity, line pipe replacement requirements, new residential construction and utility purchasing programs.

    Our Products. We manufacture oil country tubular goods used for production tubing, production casing, and surface casing, and we also manufacture line pipe. We do not make drill pipe. We produce all of our oil country tubular goods and line pipe using only the electric resistance welding process.

    The following table shows our oil country tubular goods and line pipe shipments in tons, net sales (000's) and as a percentage of overall net sales measured in dollars:

                                    OIL COUNTRY TUBULAR GOODS                       LINE PIPE
                              -------------------------------------    ------------------------------------
                                                      % OF MAVERICK                           % OF MAVERICK
PERIOD                         TONS      NET SALES      NET SALES       TONS     NET SALES      NET SALES
- ------                        -------    ---------    -------------    ------    ---------    -------------
First nine months of
  fiscal 1999.............    104,888    $ 61,024         51.5%        13,408     $ 5,771          4.9%
Fiscal 1998...............    242,146     173,329         65.3%        21,097      11,496          4.3%
Fiscal 1997...............    308,427     208,932         71.8%        26,501      14,947          5.1%
Fiscal 1996...............    202,491     133,259         65.3%        28,013      14,296          7.0%

     Our decreased sales of oil country tubular goods in fiscal 1998 were due to declining demand and a smaller industry inventory increase. Our decreased sales of oil country tubular goods for the first nine months of fiscal 1999 were due to declining demand and draw downs of industry inventories. Our decreased sales of line pipe in fiscal 1997, fiscal 1998 and the first nine months of fiscal 1999 were due in large part to competition from imported pipe.

     Our energy products meet or exceed applicable American
Petroleum Institute standards. In addition, similar to other producers, we manufacture oil country tubular goods in custom or proprietary grades. We design and engineer our custom and proprietary oil country tubular goods to be used in similar applications as products meeting American Petroleum Institute standards
                                 30
and to provide performance features comparable to products meeting those standards. We warrant our American Petroleum Institute casing and tubing to be free of defects in material or workmanship in accordance with the Institute's applicable specifications and our proprietary grade products to be free of defects in accordance with our published standards. We have not incurred significant costs in connection with this warranty. We maintain insurance coverage against potential claims in an amount which we believe to be adequate.

     We manufacture finished products in both carbon and alloy steel grades. Virtually all of our products are fully completed or "end-finished" at our facilities. In contrast, some of our competitors outsource the end-finishing of their products or do not end-finish their products at all, thus adding to their freight and handling costs. The end-finish process includes, as appropriate, upsetting, beveling, threading, pressure testing and the application of couplings. Our fully finished oil country tubular goods are ready to be installed in oil or natural gas wells. By end-finishing our products, we are better able to control quality, cost and service to customers. Both of our energy facilities provide heat-treatment capabilities necessary for the production of alloy grade pipe. Our alloy grade tubing and casing products accounted for 24%, 21% and 27% of the tons of energy products sold in fiscal 1998, 1997 and 1996, respectively (excludes full body normalized product). Carbon grade tubing and casing and line pipe products accounted for the balance of these tons.

     We manufacture oil country tubular goods and line pipe ranging in size from two inches to 9 5/8 inches in outside diameter. Excluding drill pipe, which we do not manufacture, approximately 61% of the total oil country tubular goods and line pipe tonnage produced in the western hemisphere in calendar 1997 fell into this size range. Approximately 19% of the total tonnage produced was greater than 9 5/8 inches through sixteen inches in outside diameter, and the remaining 20% was outside this size range.

    Our planned construction and enhancement of the large-diameter facility will enable us to manufacture oil country tubular goods and line pipe in sizes ranging from two inches to sixteen inches in diameter. This capability will broaden our product line of line pipe and of oil country tubular goods. We expect the product line expansion to allow us to increase market share by selling to our existing customers with minimal increases in cost, improve our bargaining position with existing distributors and increase complementary product sales of existing products by offering larger sizes.

    Marketing. We sell oil country tubular goods and line pipe primarily throughout the United States and Canada to numerous distributors, which then resell the pipe to major and independent oil and natural gas production, gathering and pipeline companies. Sales to Canadian customers were $17.9 million, $26.3 million and $12.9 million, respectively. Sales to other foreign customers in fiscal 1998, 1997 and 1996 made up an additional $900,000, $400,000 and $300,000, respectively. Our marketing philosophy emphasizes delivering competitively priced quality products and providing a high level of service to our customers. With the completion of our new large-diameter facility, we plan to also market ourselves as a broad line supplier of oil country tubular goods and line pipe products. We maintain inventories of finished goods that are housed at both of our production facilities and at field locations close to areas of drilling activity which allows us to provide timely delivery of our products.

    As of June 30, 1999 and June 30, 1998, our backlog orders were approximately $27.7 million and $26.5 million, respectively. All of the backlog orders as of June 30, 1999 are expected to be filled by the end of fiscal 1999. We consider only $2.2 million and $4.6 million of our backlog orders, respectively to be firm as remaining orders may generally be cancelled without penalty. Our backlog orders as of any particular date may not be indicative of our actual operating results for any fiscal period. We cannot give any assurance that the amount of backlog at any particular date will ultimately be realized.

    At June 1, 1999 the average price we charged for our oil country tubular goods had decreased to $559 per ton from $665 per ton in November 1998 and $760 per ton in late 1997. Effective June 30, 1999 and September 1, 1999 we increased the price of our oil country tubular goods $20 per ton and $80 per ton, respectively. These increases have allowed us to increase our price per ton to levels close to the November 1998 level. We cannot assure you that any of our price increases will hold.

    In fiscal 1998, 1997 and 1996, one distributor, National Oilwell, Inc., accounted for 14%, 14% and 16% of our net sales, respectively. In fiscal 1997, another distributor, Master Tubulars, Inc., accounted for 11% of our net sales. Four distributors, including National-Oilwell, have recently combined to become Sooner Pipe & Supply Corp., one of the largest distributors of oil country tubular goods. Sooner has accounted for 14% of our net sales for the nine months ended June 30, 1999. We currently use several distributors and believe that additional qualified distributors are available to assist us in meeting the end-users' needs. While we believe that we could replace any one distributor, including Sooner or Master Tubulars with other qualified distributors, the loss of Sooner or Master Tubulars could have a material adverse effect on our net sales or results of operations.

    Manufacturing. We manufacture oil country tubular goods and line pipe products at our facilities in Conroe, Texas and Hickman, Arkansas. We expect to begin the production of additional energy products at our new large-diameter facility adjacent to our Hickman, Arkansas, facilities by October 2000. The facilities are strategically located to serve the energy markets in the United States. We can currently produce at a consolidated maximum rate of approximately 669,000 tons of finished products per year with approximately 477,000 tons currently dedicated to energy related products. After completion of our new large-diameter facility, we expect these amounts to increase to 919,000 and 627,000 tons per year, respectively. We operated our energy facilities at a capacity utilization of approximately 55% during fiscal 1998. During the nine months ended June 30, 1999, capacity utilization fell to 33%.

    In order to control our manufacturing costs, we attempt to maximize production yields from purchased steel and reduce unit labor costs. In fiscal 1998 and for the first nine months of fiscal 1999, purchased steel represented approximately 67% and 60%, respectively, of our cost of goods sold. For fiscal 1998 and for the first nine months of fiscal 1999, direct and indirect labor costs accounted for approximately 10% and 13%, respectively, of the cost of goods sold. We control labor costs by automating some of our activities and by seeking to optimize product throughput and scheduling. We maintain an innovative compensation plan at our Hickman, Arkansas and Conroe, Texas manufacturing facilities, whereby employees receive quarterly bonuses for superior productivity and cost savings. In addition, some employees are eligible to receive annual profitability bonuses based on our consolidated earnings. The maximum achievable incentives and bonuses range from 15% to 75% of an employee's salary or wages.

    During fiscal 1998, we spent $7.5 million on new capital equipment for our energy facilities. Our capital budget for fiscal 1999 is $6.3 million, of which $2.6 million has been spent as of June 30, 1999. During fiscal 2000, we expect to spend approximately $35 million to construct and equip a new large-diameter facility that will produce, in part, oil country tubular goods and line pipe in larger sizes than we currently produce. We expect these capital expenditures to result in manufacturing cost savings, quality improvements and/or expanding or maintaining production capabilities and product lines.

    Competition. The suppliers of oil country tubular goods and line pipe products face a highly competitive market. We believe that the principal competitive factors affecting our business are price, quality, delivery, availability and service. We believe we enjoy an excellent reputation for quality products and outstanding customer service. We compete with several domestic and numerous foreign producers of oil country tubular goods, some of which have greater financial
                                32
resources than we do. In the oil country tubular goods market, our more significant competitors are Lone Star Steel Company and Newport Steel Company, which produce electric resistance welded pipe and United States Steel Corporation and North Star Steel Company, which primarily produce seamless pipe. We also compete in the line pipe market with these same competitors, and with foreign producers of oil country tubular goods, most of which are units of large foreign steel makers. During calendar years 1996, 1997, 1998 and the first six months of 1999, we estimate that domestic oil country tubular goods market penetration by imports was 11.7%, 17.3%, 18.8%, and 8.7%, respectively, of tons consumed.

THE STRUCTURAL TUBE AND STANDARD PIPE INDUSTRY

    General. Our structural tubing products are used in the following applications:

    * construction, including handrails, building columns, and bridge frames;

    * transportation, including boat trailers;

    * agricultural, including farm implement components, and tillage equipment;

    * material handling, including storage rack systems and conveying systems support; and

    * recreational, including exercise equipment.

    In addition, structural tubing is an attractive alternative to other structural steel forms, such as I-beams and H-beams.
Structural tubing products offer strength and other product characteristics similar to beams, but with less steel content, resulting in lower costs to the end user in many applications.

    Structural tubing and standard pipe are produced by processing flat rolled steel into strips which are cold-formed, welded, heat-treated or seam-annealed. The machinery and equipment used for the manufacture of structural tubing products are similar to that used for the manufacture of oil country tubular goods. Structural tubing and standard pipe are not, however, subject to the same degree of tolerances as are oil country tubular goods, which results in lower production costs related to testing and inspection than for oil country tubular goods. Moreover, structural tubing does not require end finishing, flash elimination from the welding process or seam-annealing. Because less finishing is required of structural tubing products as compared to oil country tubular goods, the average cost per ton to convert steel into structural tubing is significantly less than oil country tubular goods.

    We believe that demand for structural tubing is influenced primarily by the level of general economic activity in the United States. We estimate that domestic consumption of structural tubing during calendar 1998, 1997 and 1996 was 2.0 million, 1.9 million and
1.7 million tons, respectively.

    Standard pipe products are used in industrial applications such as steam, water, air and gas lines, and plumbing and heating. As with structural tubing, we believe that demand for standard pipe is influenced primarily by the level of general economic activity in the United States. We estimate that domestic consumption of standard pipe during calendar 1998, 1997 and 1996 was 2.6 million, 2.7 million and 2.6 million tons, respectively. In recent years, standard pipe has faced limited new competition from plastic pipe in certain applications.

    Our Products. We produce square, rectangular and round structural tubing at our facilities in sizes ranging from one and one half to eight inch square and the equivalent sizes in rectangular and round tubing. Our products range in thicknesses from
0.120 to 0.500 inches. Because of the large number of applications for structural tubing and standard pipe, the number of different products produced for the industrial market is considerably larger than that produced for the oil country tubular goods market. The annual capacity at our Hickman structural facility is approximately 192,000 tons. We were operating at approximately 86% of our structural capacity during fiscal 1998 and 79% of capacity during the first nine months of fiscal 1999.

    The following table shows our structural tubing and standard pipe shipments in tons, net sales (000's) and as a percentage of overall net sales measured in dollars:

                                          STRUCTURAL TUBING                         STANDARD PIPE
                                -------------------------------------    ------------------------------------
                                                        % OF MAVERICK                           % OF MAVERICK
PERIOD                           TONS      NET SALES      NET SALES       TONS     NET SALES      NET SALES
- ------                          -------    ---------    -------------    ------    ---------    -------------
First nine months of fiscal
  1999......................     96,300     $41,750         35.3%        14,171     $ 6,492          5.5%
Fiscal 1998.................    142,779      68,892         26.0         22,196      11,632          4.4
Fiscal 1997.................    111,735      54,639         18.8         23,294      12,542          4.3
Fiscal 1996.................     81,959      40,767         20.0         32,769      15,860          7.8

     Completion of the new large-diameter facility will increase the size range of our structural tube and standard pipe offering, thus allowing us to market a broader line of products for industrial applications. As a result of this new facility, we expect to gain additional complementary sales by offering larger sizes, while limiting the amount of additional expenses. We also believe this new facility will allow us to market ourselves as a broad line producer of structural tubing and standard pipe.

    Marketing. The structural tubing and standard pipe markets are somewhat regional in nature, primarily because order sizes are smaller and lead-time requirements are shorter than for oil country tubular goods. We currently sell principally to distributors, but since fiscal 1997, we significantly increased our sales to large end-user customers. As in the case of oil country tubular goods, our marketing strategy emphasizes delivering competitively priced quality products and providing a high level of service to our customers. In addition, we expect our marketing ability will be enhanced by the addition of larger diameter pipe and tubing that we will produce upon completion of our large-diameter facility. Because the application of structural tubing and standard pipe products is diverse, and a short lead time is required for customer satisfaction, we maintain inventory levels, in terms of months of supply, comparable to those for oil country tubular goods. This finished goods inventory will consist of a larger number of items than in the case of oil country tubular goods. We use experienced manufacturing representatives in our sales efforts.

    As of June 30, 1999 and June 30, 1998, our backlog orders were $6.2 million and 8.2 million, respectively. All of the backlog orders as of June 30, 1999 are expected to be filled by the end of fiscal 1999. We do not consider any of our backlog orders to be firm as they may generally be cancelled without penalty. Our backlog orders as of any particular date may not be indicative of our actual operating results for any fiscal period. We cannot give any assurance that the amount of backlog at any given time ultimately will be realized.

    Manufacturing. We are currently producing structural square and rectangular shaped tubing products in our structural tube facility located in Hickman, Arkansas. We are also currently producing structural round tubing products and standard pipe at our two energy facilities in Conroe, Texas and Hickman, Arkansas and expect to begin production of larger sized structural tubing and standard pipe upon completion of our large-diameter facility to be located adjacent to our Hickman, Arkansas location by July 2000.

    Based upon historical product relationships and our assumptions about the market, we estimate that the sizes of structural tubing products we currently are capable of manufacturing account for more than 85% of the domestic tonnage of all sizes of domestic structural tubing products consumed. Similarly, after completing the new large-diameter facility, we estimate that we should be capable of manufacturing sizes that account for more than 97% of the domestic tonnage consumed.

    Based on an industry source, we believe that the types of standard pipe products we are capable of manufacturing account for approximately 25% of the domestic tonnage of all types of standard pipe products consumed. After completing the new large-diameter facility, we expect to be capable of manufacturing more than 41% of the domestic tonnage of all sizes of products consumed.

    Consistent with our manufacturing strategy for oil country tubular goods production, we believe we are a low-cost, high-volume producer of quality structural tubing and standard pipe products. We believe that the application of our efficient manufacturing process originally developed for the production of oil country tubular goods, the labor costs at our Arkansas facility and the strategic location of the facility provide a conversion cost advantage relative to the majority of existing domestic structural tubing and standard pipe manufacturers.

    During the first nine months of fiscal 1999 and during fiscal
1998, we spent approximately $917,000 and $722,000, respectively, on additional equipment needed for manufacturing.

    Competition. Although a significant market for structural tubing is located within a 400 mile radius of our Hickman structural facility, no other major structural tubing facility is currently located within this area. Foreign competition, primarily from Canada, represented 23%, 22% and 23% of total domestic sales of structural tubing in calendar 1998, 1997 and 1996, respectively. We compete primarily against several domestic and numerous foreign producers of structural tubing. Our more significant structural tube competitors are Leavitt Tube Company, Inc., Welded Tube Corporation of America, Copperweld, Bull Moose Tube Corporation and Ex-L-Tube, Inc.

    A significant market for standard pipe also exists. Foreign competition has had a large presence in the standard pipe market. Foreign competition represented approximately 31%, 24% and 25% of total domestic sales of standard pipe in calendar 1998, 1997 and 1996, respectively. Our more significant domestic competitors are Wheatland Tube Company, Armco, Inc. Sawhill Tubular Division, Laclede Steel Company and IPSCO Tubulars, Inc.

    We believe that the principal competitive factors affecting our structural tubing and standard pipe businesses are price, product availability, delivery and service.

THE COLD DRAWN TUBING INDUSTRY

    General. The cold drawn tubing market is made up of mechanical or pressure tubing used for applications that require closer tolerances and/or a better surface finish than ordinary electrical resistance welded or seamless tubing. The following table describes some of these applications:

         INDUSTRIAL USES                OILFIELD USES                  CONSUMER USES
         ---------------                -------------                  -------------
    * Hydraulic, pneumatic          * Mud pumps                    * Motorcycle forks
      and gas cylinder stock
                                    * Precision pumps              * Exercise equipment
    * Power takeoff and auger
      shafts                        * Perforating tubes            * Office furniture

    * Electric motor housings       * Subsurface pump shells       * Playground equipment

    * Conveyor rollers              * Coupling stock               * Bicycles

    * Axles                                                        * Boat trailers

    Cold drawn tubing starts with either a plain-end electric resistance welded or seamless tube. The source tube is then pulled through a die and over a mandrel to create precise outside and inside diameters or wall tolerances and to create a smoother finish.

    The cold drawn tubing market is driven primarily by the general economy. Other factors include agricultural prices and infrastructure construction due to the large quantity of cold drawn tubing consumed in cylinder manufacturing for agriculture and construction machinery. We believe the market size is currently about 516,000 tons per year. Imports have typically satisfied less than 5% of consumption.

    The market is made up of three segments based upon outside diameter and wall thickness of the tube, as follows:

                                           OUTSIDE DIAMETER            WALL THICKNESS
                                           ----------------            --------------
Group 1..............................    through 4"                   through .134"
Group 2..............................    4" through 7 1/2"            through .320"
Group 3..............................    above 7 1/2"                 all

    Our Products. We primarily manufacture and sell cold drawn tubing products in the Group 2 and Group 3 market segments as shown above. As of June 30, 1999, the sales of our cold drawn tubing products had not reached material levels.

    Marketing. Our current customer base for cold drawn tubing products is primarily steel service centers. Generally, because cold drawn tubing products are components of larger products, order sizes range from 5,000 to 10,000 pounds, which is smaller than our typical order sizes for structural tubing or oil country tubular goods. We almost always manufacture cold drawn tubing products to order resulting in a finished goods inventory that is smaller than our finished goods inventory of structural or energy products. Currently, the industry lead time for cold drawn tubing products is approximately six to seven weeks.

    As of June 30, 1999 our backlog of cold drawn tubing orders was approximately $1 million. We do not consider any of our backlog to be firm. Our backlog orders as of any particular date may not be indicative of our actual operating results for any fiscal period.
We cannot give any assurance that the amount of backlog at any given time ultimately will be realized.

    Manufacturing. In fiscal 1998, we acquired assets used in the production of cold drawn tubular products at our production facility in Beaver Falls, Pennsylvania. This facility began production during the first quarter of fiscal 1999. We expect to supply approximately 75% of this facility's raw material requirements from our other production facilities. We purchase the remainder from outside sources, which include both smaller diameter pipe that is less than 1 9/10" and larger diameter pipe that is greater than 10" and seamless pipe.

    During the first nine months of fiscal 1999, we spent approximately $2.5 million on additional equipment for the Beaver
Falls facility. We currently have approximately 75,000 tons of drawing capacity annually.

    Competition. A significant market for drawn tubing is located within a 500 mile radius of the Pennsylvania facility. Our primary competitors in this market are Alliance Midwest, Copperweld, Lone Star Steel, LTV, Metal Matic, Pacific Tube, Plymouth Tube, Pittsburgh Tube, Vision Metals and Webco. We believe that the principal competitive factors affecting our cold drawn tubular product business are price, quality, product availability, delivery and service.

RAW MATERIALS

    We make all steel purchases at our headquarters in order to optimize pricing, quality, availability and delivery of our raw materials. During 1998, we consumed approximately 2.5% of the total amount of hot rolled steel produced in the United States.
Accordingly, we believe that we are generally considered to be a significant purchaser by our steel suppliers. We maintain favorable working relationships with our steel suppliers and believe that we are treated favorably with respect to volume allocations and deliveries. We presently purchase the majority of our steel from several domestic suppliers, with approximately 75% of consolidated purchases made from Nucor Corporation. Nucor's mill in Hickman, Arkansas is directly connected by rail to our Hickman facilities, thus eliminating our raw material freight costs for raw materials purchased from Nucor. During fiscal 1998, we began purchasing some of our raw materials from foreign suppliers due to their competitive pricing. To date, we have not experienced any significant disruption in our supply of raw materials.

EMPLOYEES

    As of June 30, 1999, we employed approximately 892 persons, of whom approximately 20% were salaried and approximately 80% were employed on an hourly basis. None of our employees are represented by a union. We consider our employee relations to be excellent.

PROPERTIES

    We lease approximately 40,000 square feet of office space in Chesterfield, Missouri, for our executive offices under a lease which expires in 2008. We own a 21,000 square foot office facility located on a 14-acre site in Union, Missouri that is leased to an unaffiliated third party. We use 110 acres of our 160-acre site in Hickman, Arkansas for two facilities with approximately 315,000 square feet of oil country tubular goods manufacturing and storage space. A 275,000 square foot structural tube manufacturing plant is located adjacent to the existing oil country tubular goods facility. Approximately 120,000 square feet of this facility is used for manufacturing with the remainder used for inventory and material storage and shipping. We lease both facilities under separate leases, each providing us an option to purchase which is exercisable on the expiration dates of the leases. The expiration dates are August 1, 2007 for the oil country tubular goods facility and March 1, 2004 for the structural tube facility. Approximately 50 acres remain in Hickman, Arkansas for future expansion, including the 40 acres required for the new large-diameter facility. We also own 117 acres and a 244,000 square foot manufacturing facility located in Conroe, Texas. Of the 117 acres, approximately 30 acres are used for manufacturing and storage and 60 acres are available for future expansion. We lease a 21 acre site and a 370,000 square foot manufacturing facility in Beaver Falls, Pennsylvania for the production of cold drawn tubing at this site during early fiscal 1999. The expiration date for this lease is September 17, 2001. Each manufacturing facility that we operate is served by truck, has its own rail spur, other than the Beaver Falls facility, and is within proximity of barge facilities.

    We believe the facilities are in good condition, are adequately insured and are suitable for our planned level of operations.

LEGAL PROCEEDINGS

    From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of our business. We maintain insurance coverage against potential claims in an amount that we believe to be adequate. We believe that we are not presently a party to any litigation in which the outcome would have a material adverse effect on our business or operations.

ENVIRONMENTAL MATTERS

    We are subject to federal, state and local environmental laws and regulations concerning, among other things, wastewater disposal and air emissions. We believe that we are currently in material compliance with all applicable environmental regulations.

                             MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to our directors and executive officers:

NAME                                AGE  TITLE
- ----                                ---  -----
Gregg M. Eisenberg................  49   Chairman of the Board, President, Chief Executive
                                         Officer and Director
Sudhakar Kanthamneni..............  52   Vice President--Manufacturing and Technology
Barry R. Pearl....................  50   Vice President--Finance and Administration, Treasurer,
                                           Secretary and Chief Financial Officer
T. Scott Evans....................  52   Vice President--Commercial Operations
William E. Macaulay...............  54   Director
David H. Kennedy..................  52   Director
C. Robert Bunch...................  45   Director
C. Adams Moore....................  66   Director
Wayne P. Mang.....................  62   Director
John M. Fox.......................  59   Director

Set forth below are descriptions of the backgrounds of our executive officers and directors.

    Gregg M. Eisenberg has served as Chairman of the Board since February 1996. He has served as President, Chief Executive Officer and a director of Maverick since 1988. Prior to joining Maverick in 1983, he was employed with Central Steel Tube Company for six years. He is a former director and past chairman of the Committee on Pipe and Tube Imports.

    Sudhakar Kanthamneni has served as Vice President--Manufacturing and Technology of Maverick since August 1992. From May 1991 to
August 1992, Mr. Kanthamneni served as Maverick's Vice
President--Manufacturing. Prior to joining Maverick in 1987, he was employed with Central Steel Tube Company for ten years.

    Barry R. Pearl has served as Vice President--Finance and Administration, Treasurer, Secretary and Chief Financial Officer since June 1998. He was formerly employed by Santa Fe Pacific Pipeline Partners, L.P. in Orange, California where he was the Senior Vice President and Chief Financial Officer from January 1995 until March 1998 and Senior Vice President, Business Development from 1992 to January 1995.

    T. Scott Evans has served as Vice President--Commercial Operations of Maverick since September 1992. Prior to joining Maverick in 1988 as General Sales Manager, he was employed with Wolverine Tube Corporation. From January 1981 to June 1986, Mr. Evans was employed with Republic Steel Corporation.

    William E. Macaulay has served as Chairman and Chief Executive Officer of First Reserve Corp. since 1983; he is also a director of Weatherford International, Inc., National-Oilwell, Inc., Pride
International, Inc. and Superior Energy Services, Inc.

    David H. Kennedy served as Managing Director of First Reserve
Corp. from 1981 to 1998; he is also a director of Berkley Petroleum Corporation and Pursuit Resources, Inc.

    C. Robert Bunch has been a Partner in the law firm of King & Pennington, L.L.P. since 1997; from June 1995 to May 1996, he served as the Executive Vice President and Chief Operating Officer of Oyo Geospace Corporation; from June 1994 to May 1995, he was an attorney with the law firm of Scott, Douglass & Luton, L.L.P.; from July 1993 to May 1994, he served as the President of Geo-Capital Resources, L.C.; from June 1992 to June 1993, he was the Senior Vice President of Siberian American Limited Liability Company.

    C. Adams Moore has been an independent consultant in the steel distribution and fabrication businesses since February 1992; from January 1983 to February 1992, he was Vice President of Sales of Bethlehem Steel Corporation and President of Bethlehem Steel Export Corporation; he is also a director of Fisher Tank Company and Warren Fabricating Corporation.

    Wayne P. Mang has served as a "Non-Executive" Chairman and Director of Laclede Steel Co. since 1997; from 1982 to 1991, he was President and Chief Executive Officer Metals Group of Federal
Industries Ltd.; he was the President and Chief Operating Officer of Russel Metals from 1991 to May 1997.

    John M. Fox has served as the President, Chief Executive Officer and as a member of the Board of Directors of Markwest Hydrocarbon, Inc. since 1988 and 1996, respectively; he was the founder of Western Gas Resources, Inc. and its Executive Vice President and
Chief Operating Officer from 1972 to 1986.

                       PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the
beneficial ownership of our common stock as of July 31, 1999 by:

    * each person or group we have reason to believe owns beneficially more than five percent of the outstanding shares of common stock;

    * each of our executive officers and each of our directors; and

    * all of our executive officers and directors as a group.

    Unless otherwise indicated, each of the persons or entities listed below exercises sole voting and investment power over the shares that each of them beneficially owns.

                                                                                             PERCENT OF CLASS
                                                  AMOUNT AND NATURE    CURRENTLY    ----------------------------------
                                                    OF BENEFICIAL     EXERCISABLE           PRIOR TO           AFTER
NAME AND ADDRESS                                    OWNERSHIP<F1>     OPTIONS<F2>           OFFERING          OFFERING
- ----------------                                  -----------------   -----------   ------------------------  --------
Directors and named executive officers

Gregg M. Eisenberg..............................        124,708          30,000               <F*>             <F*>
William E. Macaulay.............................         26,500<F3><F4>  26,500               <F*>             <F*>
David H. Kennedy................................         46,500          26,500               <F*>             <F*>
C. Robert Bunch.................................         24,900          22,500               <F*>             <F*>
C. Adams Moore..................................         18,500          18,500               <F*>             <F*>
Barry R. Pearl..................................         10,000              --               <F*>             <F*>
T. Scott Evans..................................         58,286          36,000               <F*>             <F*>
Sudhakar Kanthamneni............................         91,008          80,000               <F*>             <F*>
Wayne P. Mang...................................         15,000          15,000               <F*>             <F*>
John M. Fox.....................................         21,000          15,000               <F*>             <F*>
All current directors and executive officers as
  a group (10 persons)..........................        436,402         270,000              2.78%              2.46%

Beneficial owners in excess of 5% of the
  outstanding common stock <F5>
Woodbourne Partners, L.P.     Sole Voting:            1,250,000              --
  10 South Broadway,          Shared Voting:             90,000              --
  Suite 2000                  Sole Investment:        1,250,000              --
  St. Louis, MO 63102         Shared Investment:         90,000              --              8.68%              7.68%

- ------------------------
<F*> Represents less than 1% of the class.

<F1> Includes currently exercisable options.

<F2> Reflects the number of shares of common stock issuable upon the exercise of options which are presently exercisable or will first become exercisable within 60 days of July 31, 1999.

<F3> Excludes: (a) 300,000 shares of common stock owned by American Gas and Oil
     Investors, Limited Partnership ("AmGO") and (b) 200,000 shares of common stock owned by AmGO II, Limited Partnership ("AmGO II"). First Reserve Corp. is the
     managing general partner of AmGO and AmGO II. William E. Macaulay is a director of Maverick and serves as Chairman and Chief Executive Officer of First Reserve
     Corp. Mr. Macaulay disclaims beneficial ownership of these shares.

<F4> Excludes 24,000 shares of common stock owned by Linda R. Macaulay, the wife of Mr. Macaulay. Mr. Macaulay disclaims beneficial ownership of these shares.

<F5> Based on a Schedule 13D filed with the SEC by Woodbourne Partners, L.P. on
     March 12, 1999.

                  DESCRIPTION OF OUR CAPITAL STOCK

    Our certificate of incorporation currently authorizes us to issue 40,000,000 shares of common stock and 5,000,000 shares of preferred stock. Each authorized share has a par value of $.01. Our board does not presently intend to seek the approval of our stockholders before we issue any of our currently authorized stock, unless it is required by law or the applicable rules of any stock exchange or market. Please see our certificate of incorporation and our bylaws, both of which are included as exhibits to the registration statement of which this prospectus is a part and which qualify the following summary.

COMMON STOCK

    Each share of common stock has one vote on all matters to be voted upon by our stockholders. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in such amounts and at such times as our board, in its discretion, may declare out of funds legally available for the payment of dividends. See "Price Range of Common Stock and Dividend Policy" for more information about our dividend policy. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.

PREFERRED STOCK

    Our board has the authority, without action by our stockholders, to designate and issue shares of our currently authorized preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. The rights any class or series of our preferred stock may evidence include:

    * general or special voting rights;

    * preferential liquidation or preemptive rights;

    * preferential cumulative or noncumulative dividend rights;

    * redemption or put rights; and

    * conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

    * adversely affect voting or other rights evidenced by our common stock;

    * restrict dividends on our common stock;

    * discourage an unsolicited proposal to acquire us; or

    * facilitate a particular business combination involving us.

Any such action could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

    We have designated 1,000,000 shares of our preferred stock as Series I junior participating preferred stock, which may be issued in connection with the exercise of the rights described below. Each one one-hundredth of a share of Series I junior participating preferred stock that may be issued on the exercise of the rights described below will be economically similar to a share of common stock.

STOCKHOLDER RIGHTS PLAN

    Each share of common stock offered by this prospectus includes one right to purchase from us one one-hundredth of a share of our Series I junior participating preferred stock at an exercise price of $50.00 per share, subject to adjustment. The rights are not exercisable until after the "separation time," as we describe below, occurs. Please see our rights agreement with Harris Trust and Savings Bank, as rights agent, which is included as an exhibit to the registration statement of which this prospectus is a part and which qualifies the following summary of the rights.

    The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the separation time. The separation time would occur, except in some cases, on the earlier of:

    * the day that a public announcement that a person or group of affiliated or associated persons (collectively, an "acquiring person") has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock; or

    * 10 days following the start of a tender or exchange offer that would result, if closed, in a person becoming an acquiring person.

Our board may defer the separation time in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.

    Until the separation time occurs:

    * common stock certificates will evidence the rights;

    * the rights will be transferable only with those certificates;

    * those certificates will contain a notation incorporating the rights agreement by reference; and

    * the surrender for transfer of any of those certificates also will constitute the transfer of the rights associated with the stock that certificate represents.

    The rights will expire at the close of business on July 23, 2008, unless we earlier redeem or exchange them as we describe below.

    As soon as practicable after the separation time, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date and, from and after that date, only separate rights certificates will represent the rights. We will not issue rights with any shares of common stock we issue after the separation time, except as our board otherwise may determine.

    A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than through a "permitted offer" as described in the rights agreement. The rights agreement defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent members of our board determines to be adequate and otherwise in our best interests and the best interests of our stockholders.

    Anytime prior to the earlier of any person becoming an acquiring person and the expiration of the rights, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. At our option, we may pay the redemption price in cash, shares of common stock or other securities of Maverick. If our board timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action. If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock (or, in some cases, other property) which has a "market price" (as the rights agreement defines that term) equal to two times the exercise price of the right.

    A "flip-over event" will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

    * we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above;

    * 50% or more of our assets or earning power is sold or transferred; or

    * an acquiring person increases its percentage beneficial ownership by more than one percent of common stock or other class of stock or engages in self-dealing transactions with us, as described in the rights agreement.

    If a flip-over event occurs, each holder of a right will have the right to receive upon exercise of the right common stock of the surviving or purchasing company or of the acquiring person which has a then market value equal to two times the exercise price of the right. However, rights held by an acquiring person become void.

    At any time after the occurrence of a flip-in event and prior to a person's becoming the beneficial owner of 50% or more of our outstanding common stock, we may exchange each outstanding right for our stock at an exchange rate of either one share of common stock or one one-hundredth of a share of Series I junior participating preferred stock for each right owned, subject to adjustment.

    We may supplement or amend the rights agreement without the approval of any holders of the rights:

    * to make any change prior to a flip-in event other than to change the exercise price, the redemption price or the expiration of the rights;

    * to make any change following a flip-in event that does not materially adversely affect the interests of holders of rights; or

    * to cure any ambiguity, defect or inconsistency.

    The holder of a right cannot vote, receive dividends or take any actions as a stockholder until the right is exercised.

    The rights will have anti-takeover effects. They will cause severe dilution to any person or group that attempts to acquire us without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if that acquisition may be favorable to the interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination that our board approves. We have issued the rights to protect our stockholders from coercive or abusive takeover tactics and to afford our board more negotiating leverage in dealing with prospective acquirers.

STATUTORY BUSINESS COMBINATION PROVISION

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

    * before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

    * on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    * following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by that person approved the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed those directors by a majority of those directors approve or do not oppose that extraordinary transaction.

OTHER MATTERS

    Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent these limitations, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief against its directors to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent Delaware law permits, and no member of our board will be personally liable for monetary damages for breach of the member's fiduciary duty as a director, except for liability:

    * for any breach of the member's duty of loyalty to us or our stockholders;

    * for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    * for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    * for any transaction from which the member derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our certificate of incorporation and our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities.

    Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our certificate of incorporation and our bylaws provide that only our board or a committee of our directors designed by our board may call a special meeting of our stockholders.
A 75% vote of the outstanding voting stock is required to amend the certificate of incorporation with respect to action of the stockholders by written consent and the calling of special meetings of our stockholders.

    Our bylaws provide that there will be at least five and no more than 15 directors of Maverick, as determined by the board from time to time. Our certificate of incorporation provides that directors may be removed only for cause. This provision, along with the provisions of our bylaws authorizing the board to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

STOCKHOLDER PROPOSALS

    Our bylaws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 45 days and not more than 90 days prior to the anniversary date of the date on which we first mailed our proxy materials for the preceding annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date differs by more than specified periods from the anniversary date of the prior year's annual meeting. Our bylaws prescribe the specific information any advance written stockholder notice must contain. We refer to our bylaws, which are included as an exhibit to the registration statement that includes this prospectus and which qualifies this summary by this reference.

TRANSFER AGENT AND REGISTRAR

    Harris Trust and Savings Bank currently serves as the transfer agent and registrar for the common stock.

                          UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, the underwriters named below, through their representatives, Raymond James & Associates, Inc. and Morgan Keegan & Company, Inc., have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
- -----------                                                   ---------
Raymond James & Associates, Inc.............................
Morgan Keegan & Company, Inc................................
                                                              ---------

    Total...................................................
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and our counsel and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of such shares are purchased.

    We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 300,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount set forth in the table above.

    The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                    PAID BY MAVERICK TUBE
                                                                         CORPORATION
                                                              ---------------------------------
                                                              NO EXERCISE         FULL EXERCISE
                                                              -----------         -------------
Per common share............................................   $                    $
Total.......................................................   $                    $

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The underwriters
                             ---------
may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. The offering of the
    ---------
shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and our executive officers and directors have agreed that for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc. directly or indirectly:

     * offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or acquired after the date of this prospectus by any such person or with respect to which any such person acquires after the date of this prospectus the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing; or

     * enter into any swap or other agreement or any other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities in cash or otherwise.

     The foregoing restrictions, however, do not apply to:

     * shares of common stock being sold under the prospectus;

     * any grant of options by us for our common stock under our stock option plans; or

     * any shares of common stock issued by us pursuant to the exercise of stock options currently outstanding or granted under our stock option plans.

     Until the offering of the shares of common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

     Certain of the underwriters or their affiliates have in the past and may in the future provide investment banking or other services for us.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately
$325,000.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

                           LEGAL MATTERS

     Gallop, Johnson & Neuman, L.C., St. Louis, Missouri will render its opinion as to the validity of the issuance of the common stock offered in this prospectus. Certain legal matters in connection with the shares being offered hereby will be passed upon for the underwriters by Baker & Botts, L.L.P., Houston, Texas.

                              EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at September 30, 1997 and 1998, and for each of the three years in the period ended September 30, 1998, as set forth in their report. We have included and incorporated by reference our financial statements in the prospectus and elsewhere in the registration statement and have incorporated by reference our financial statement schedule in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

              INCORPORATION OF DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus except to the extent the information is superceded by information in this prospectus, and later information that we file with the SEC will automatically update and supercede this information.

    We incorporate by reference the documents listed below and any documents that we subsequently file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until this offering is completed:

    * Our Annual Report on Form 10-K for the fiscal year ended
      September 30, 1998;

    * Our amendment to our Annual Report on Form 10-K/A, filed
      December 16, 1998;

    * Our Quarterly Reports on Form 10-Q for the periods ended
      December 31, 1998, March 31, 1999, and June 30, 1999; and

    * The description of our common stock contained in our Registration Statement on Form 8-A filed October 31, 1990;

    * The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed
      August 5, 1998; and

    * Our amendment to our Registration Statement on Form 8-A/A, filed July 7, 1999.

    Our SEC file number is 0-30146. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017, Attention: Secretary, Telephone: (636) 733-1600.

                WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following locations:

    * At the public reference room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549;

    * At the public reference rooms at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400,
      Chicago, Illinois 60661;

    * By writing to the SEC, Public Reference Section, Judiciary
      Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

    * At the offices of the Nasdaq Stock Market, Inc., 8513 Key West Avenue, Rockville, Maryland 20850; or

    * From the SEC's web site at www.sec.gov.

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Some of these locations may charge a prescribed or modest fee for copies.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. You may obtain this additional information from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                   INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Report of Independent Auditors..............................  F-1

Consolidated Balance Sheets as of September 30, 1998 and
  1997 and (unaudited) June 30, 1999........................  F-2

Consolidated Statements of Operations for the years ended
  September 30, 1998, 1997 and 1996 and (unaudited) for the
  nine months ended June 30, 1999 and 1998..................  F-3

Consolidated Statements of Stockholders' Equity for the
  years ended September 30, 1998, 1997 and 1996 and
  (unaudited) for the nine months ended June 30, 1999.......  F-4

Consolidated Statements of Cash Flows for the years ended
  September 30, 1998, 1997 and 1996 and (unaudited) for the
  nine months ended June 30, 1999 and 1998..................  F-5

Notes to Consolidated Financial Statements..................  F-6

                   REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of September 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at September 30, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP

St. Louis, Missouri
October 28, 1998

                        MAVERICK TUBE CORPORATION AND SUBSIDIARIES

                               CONSOLIDATED BALANCE SHEETS

                            (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                   SEPTEMBER 30,
                                                               --------------------      JUNE 30,
                                                                 1997        1998          1999
                                                               --------    --------    -----------
                                                                                       (UNAUDITED)
                          ASSETS:

Current assets:
    Cash and cash equivalents..............................    $  2,886    $    748     $    485
    Accounts receivable, less allowances of $388 and $391
      in 1997 and 1998 and (unaudited) $713 at June 30,
      1999, respectively...................................      27,714      15,515       15,200
    Inventories............................................      69,436      61,685       46,024
    Deferred income taxes..................................       5,104       1,827        1,725
    Income taxes refundable................................          --       5,078        3,138
    Prepaid expenses and other current assets..............         798       1,200        1,739
                                                               --------    --------     --------
Total current assets.......................................     105,938      86,053       68,311
Property, plant and equipment..............................      55,506      69,879       76,475
Other assets...............................................         620         953          604
                                                               --------    --------     --------
                                                               $162,064    $156,885     $145,390
                                                               ========    ========     ========

             LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
    Accounts payable.......................................    $ 31,477    $ 12,301     $ 20,731
    Accrued expenses and other liabilities.................      12,614       9,153        6,969
    Deferred revenue.......................................      16,251       3,584        2,205
    Current maturities of long-term debt...................         604         653          694
                                                               --------    --------     --------
Total current liabilities..................................      60,946      25,691       30,599
Long-term debt, less current maturities....................       8,879       8,226        7,669
Revolving credit facility..................................      10,000      27,400       22,300
Deferred income taxes......................................       4,371       5,505        3,447
Commitments and contingencies (Notes 6, 12 and 13).........          --          --           --
Stockholders' Equity:
    Preferred stock, $.01 par value; 5,000,000 authorized
      shares...............................................          --          --           --
    Common stock, $.01 par value; 40,000,000 authorized
      shares; 15,410,974 and 15,437,474 shares issued and
      outstanding in 1997 and 1998 and (unaudited)
      15,437,474 at June 30, 1999, respectively............         154         154          154
    Additional paid-in capital.............................      43,406      44,216       44,216
    Retained earnings......................................      34,308      45,693       37,005
                                                               --------    --------     --------
                                                                 77,868      90,063       81,375
                                                               --------    --------     --------
                                                               $162,064    $156,885     $145,390
                                                               ========    ========     ========

                                 (See accompanying notes.)

                          MAVERICK TUBE CORPORATION AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS

                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  NINE MONTHS
                                              YEAR ENDED SEPTEMBER 30,           ENDED JUNE 30,
                                          --------------------------------    --------------------
                                            1996        1997        1998        1998        1999
                                          --------    --------    --------    --------    --------
                                                                                   (UNAUDITED)
Net sales.............................    $204,182    $291,060    $265,389    $213,617    $118,410
Cost of goods sold....................     182,042     252,803     232,038     183,843     118,047
                                          --------    --------    --------    --------    --------
Gross profit..........................      22,140      38,257      33,351      29,774         363
Selling, general and administrative...      10,198      13,966      14,815       9,335      10,528
Start-up costs........................          --          --          --          --       2,496
                                          --------    --------    --------    --------    --------
Income (loss) from operations.........      11,942      24,291      18,536      20,439     (12,661)
Interest expense, net.................       2,522       2,067       1,731       1,213         901
                                          --------    --------    --------    --------    --------
Income (loss) before income taxes.....       9,420      22,224      16,805      19,226     (13,562)
Provision (credit) for income taxes...       1,882       7,339       5,420       6,619      (4,874)
                                          --------    --------    --------    --------    --------
Net income (loss).....................    $  7,538    $ 14,885    $ 11,385    $ 12,607    $ (8,688)
                                          ========    ========    ========    ========    ========
Basic earnings (loss) per share.......    $    .50    $    .99    $    .74    $    .82    $   (.56)
                                          ========    ========    ========    ========    ========
Diluted earnings (loss) per share.....    $    .50    $    .97    $    .73    $    .81    $   (.56)
                                          ========    ========    ========    ========    ========

                                    (See accompanying notes.)

                             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            COMMON STOCK       ADDITIONAL
                                                       --------------------     PAID-IN      RETAINED
                                                         SHARES      AMOUNT     CAPITAL      EARNINGS
                                                       ----------    ------    ----------    --------
Balance at October 1, 1995.........................    14,880,458     $149      $37,469      $11,885
     Net income....................................            --       --           --        7,538
     Exercise of stock options.....................        63,684        1          205           --
                                                       ----------     ----      -------      -------
Balance at September 30, 1996......................    14,944,142      150       37,674       19,423
    Net income.....................................            --       --           --       14,885
    Exercise of stock options......................       466,832        4        2,482           --
    Tax benefit associated with the exercise of
      nonqualified stock options...................            --       --        3,250           --
                                                       ----------     ----      -------      -------
Balance at September 30, 1997......................    15,410,974      154       43,406       34,308
    Net income.....................................            --       --           --       11,385
    Exercise of stock options......................        26,500       --          162           --
    Tax benefit associated with the exercise of
      nonqualified stock options...................            --       --          648           --
                                                       ----------     ----      -------      -------
Balance at September 30, 1998......................    15,437,474      154       44,216       45,693
    Net loss<F*>...................................            --       --           --       (8,688)
                                                       ----------     ----      -------      -------
Balance at June 30, 1999<F*>.......................    15,437,474     $154      $44,216      $37,005
                                                       ==========     ====      =======      =======

- -------------------
<F*> Unaudited

                                     (See accompanying notes.)

                                MAVERICK TUBE CORPORATION AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              (IN THOUSANDS)

                                                                                             NINE MONTHS
                                                        YEAR ENDED SEPTEMBER 30,            ENDED JUNE 30,
                                                    ---------------------------------    --------------------
                                                      1996        1997        1998         1998        1999
                                                    --------    --------    ---------    --------    --------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...............................    $  7,538    $ 14,885    $  11,385    $ 12,607    $ (8,688)
Adjustments to reconcile net income (loss) to
  net cash provided (used) by operating
  activities:
    Depreciation and amortization...............       5,201       5,697        6,172       4,313       5,471
    Deferred income taxes.......................         585       2,577        1,161         165      (1,956)
    Provision for losses on accounts
      receivable................................         339          44            3        (132)        322
    Loss (gain) on sale of equipment............          (3)         50           49          --          --
    Loss on write-down of software development
      costs.....................................          --          --        1,605          --          --
    Changes in operating assets and liabilities:
        Accounts receivable.....................         175      (9,358)      12,196      10,849          (7)
        Inventories.............................     (17,352)    (18,812)       7,751       3,250      15,661
        Prepaid expenses and other current
          assets................................           5          59       (1,582)       (379)      1,659
        Other assets............................         207         (67)        (381)         --          --
        Accounts payable........................       5,623       8,435      (19,176)    (13,545)      8,430
        Accrued expenses and other
          liabilities...........................       3,746       5,136       (3,461)     (6,176)     (2,184)
        Deferred revenue........................       8,176       8,075      (12,667)    (11,639)     (1,379)
                                                    --------    --------    ---------    --------    --------
Cash provided (used) by operating activities....      14,240      16,721        3,055        (687)     17,329

INVESTING ACTIVITIES
Expenditures for property, plant and
  equipment.....................................      (5,497)     (9,537)     (10,717)     (8,053)    (11,976)
Expenditures for purchase of production
  facility......................................          --          --      (11,464)         --          --
Proceeds from disposals of equipment............           3          96           30          --          --
Collection of notes receivable..................          15          18           --          --          --
                                                    --------    --------    ---------    --------    --------
Cash used by investing activities...............      (5,479)     (9,423)     (22,151)     (8,053)    (11,976)

FINANCING ACTIVITIES
Proceeds from long-term borrowings and notes....      64,250      92,400      121,000      81,751      33,100
Principal payments on long-term borrowings and
  notes.........................................     (73,095)    (99,911)    (104,204)    (75,228)    (38,716)
                                                    --------    --------    ---------    --------    --------
                                                      (8,845)     (7,511)      16,796       6,523      (5,616)
Proceeds from exercise of stock options.........         206       2,486          162         162          --
                                                    --------    --------    ---------    --------    --------
Cash provided (used) by financing activities....      (8,639)     (5,025)      16,958       6,685      (5,616)
                                                    --------    --------    ---------    --------    --------
Increase (decrease) in cash and cash
  equivalents...................................         122       2,273       (2,138)     (2,055)       (263)
Cash and cash equivalents at beginning of
  year..........................................         491         613        2,886       2,886         748
                                                    --------    --------    ---------    --------    --------
Cash and cash equivalents at end of year........    $    613    $  2,886    $     748    $    831    $    485
                                                    ========    ========    =========    ========    ========
Supplemental disclosures of cash flow
  information:
    Cash paid (received) during the year for:
        Interest (net of amounts capitalized of
          $81, $268, $355, $254 and $428,
          respectively).........................    $  2,677    $  2,138    $   1,733    $  1,257    $  1,198
        Income taxes............................       1,370       4,020        6,242       5,824      (5,277)

                                         (See accompanying notes.)

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    INFORMATION PERTAINING TO THE NINE MONTHS ENDED JUNE 30, 1999
                           IS UNAUDITED.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Interim Financial Statements. The interim financial information as of June 30, 1999 and for the nine months ended June 30, 1999 and 1998 is unaudited and reflects all adjustments, consisting of only normal recurring items, which management considers necessary for a fair presentation. Also, all information in the footnotes dated subsequent to September 30, 1998 is unaudited. The results for the interim periods are not necessarily indicative of the results for the full year.

    Principles of Consolidation. The consolidated financial statements include the accounts of Maverick Tube Corporation and its wholly owned subsidiaries (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated.

    Revenue Recognition. The Company records revenue from product sales when the product is shipped from its facilities. Prior to January 1, 1996, the Company had recorded revenue on the sale of energy products to certain customers at the time the goods were set aside for storage at the customer's request. Included in the results of operations for the year ended September 30, 1996 was a one-time effect of this change in practice which resulted in a reduction in net sales, gross profit, net income and basic and diluted net income per common share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.

    Inventories. Inventories are principally valued at the lower of average cost or market.

    Property, Plant and Equipment. Property, plant and equipment are stated on the basis of cost. Depreciation is computed under the straight-line method over the respective assets' useful lives.
Useful lives of the Company's assets are as follows:

    Land and leasehold improvements.............. 10 to 20 years
    Buildings.................................... 20 to 40 years
    Transportation equipment.....................  4 to 5 years
    Machinery and equipment......................  5 to 12 years
    Furniture and fixtures.......................  3 to 7 years

    Income Taxes. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and other tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

    Stock-Based Compensation. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its director and employee stock options. The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for any of its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share for 1996, 1997 or 1998 would not have been reduced by a material amount. The compensation cost associated with the fair value of the options calculated in 1996, 1997 and

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

1998 is not necessarily representative of the potential effects on reported net income in future years.

    Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Earnings per Common Share. Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and dilutive earnings per share. Basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements.

    The reconciliation for diluted earnings per share for the years ended September 30, 1996, 1997 and 1998 is as follows (in thousands):

                                                                 1996       1997       1998
                                                                -------    -------    -------
Average shares outstanding utilized in the computation of
  basic earnings per share..................................     14,940     15,018     15,437
Dilutive effect of outstanding stock options................         60        264        127
                                                                -------    -------    -------
Average shares utilized in the computation of diluted
  earnings per share........................................     15,000     15,282     15,564
                                                                =======    =======    =======
Net income used in basic and diluted earnings per share.....    $ 7,538    $14,885    $11,385
                                                                =======    =======    =======

    Business Segments. The Company's two identifiable segments are energy products, consisting of Oil Country Tubular Goods (OCTG) and line pipe products sold primarily to customers in the energy industry, and industrial products, consisting primarily of structural tubing and standard pipe products. Energy products are used in the completion of new wells and the handling and transporting of the oil and natural gas produced from these wells. Industrial products are sold to customers in various industries including construction, agriculture and transportation. The Company's products are sold primarily to a network of distributors and are sold throughout the United States and Canada.

    Sales commission expenses are charged directly to the associated business segments. Remaining selling, general and administrative expenses are allocated based upon the net sales dollars generated by each segment.

    In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 specifies the presentation and disclosure requirements for business segment information. The Company is required to adopt this statement in fiscal 1999 and has determined that SFAS No. 131 will have no significant impact on the Company's disclosures.

    Cash Equivalents. The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

    Financial Instruments. Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt obligations. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Management's estimate of the fair value of long-term debt obligations is discussed in Note 6 to the consolidated financial statements.

2. START-UP COSTS (UNAUDITED)

    During September 1998, the Company acquired assets to be used in the production of cold drawn tubular products at a production facility in Beaver Falls, Pennsylvania. The Company incurred net costs of $2,496,000 in the first nine months of fiscal 1999 related to the commencement of operations at this facility. These costs are comprised primarily of salary and related costs for the production, sales and administrative personnel prior to the fully integrated operation of the facility.

3. PURCHASE OF PRODUCTION FACILITY

    On September 18, 1998, the Company acquired assets that will be used in the production of cold drawn tubular products at a production facility in Beaver Falls, Pennsylvania from PMAC, Ltd.
for $11,464,000. This facility is expected to begin production during the Company's first quarter of fiscal 1999.

4. WRITE-DOWN OF SOFTWARE DEVELOPMENTS COSTS

    During the year ended September 30, 1998, the Company recorded a pretax charge of $1,605,000 in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

5. STOCK SPLIT

    On August 1, 1997, the Company declared a two-for-one stock split effected in the form of a 100% stock dividend to all stockholders of record as of August 12, 1997. The dividend was paid on August 21, 1997 and increased the number of shares outstanding from 7,544,071 to 15,088,142. Approximately $75,000 was transferred from retained earnings to common stock to record this dividend. All share and per share amounts, including stock option information, in the accompanying consolidated financial statements have been restated to reflect this stock dividend.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

6. LONG-TERM DEBT AND REVOLVING CREDIT FACILITY

    Long-term debt and revolving credit facility at September 30, 1997 and 1998 and (unaudited) at June 30, 1999 consists of the following (in thousands):

                                                                                      JUNE 30,
                                                                 1997       1998        1999
                                                                -------    -------    --------
Capital lease obligation, secured by property, plant and
  equipment (net book value $9,359,000 at September 30,
  1998); payable in monthly installments (including
  interest at 8.0%) of $59,479; final payment due on
  August 1, 2007............................................    $ 4,875    $ 4,540    $ 4,239
Capital lease obligation, secured by property and plant (net book value $6,629,000 at September 30, 1998); interest of
  7.5% payable monthly; payable in monthly principal
  installments of approximately $20,000 (plus interest)
  commencing on March 1, 1996; increasing to $31,250 in
  years two through seven and increasing to $240,417 in
  year eight; final payment due on February 1, 2004.........      4,608      4,339      4,124
Revolving credit notes, secured by all accounts receivable
  and inventories; due on September 30, 2003; interest
  payable monthly at either prime or the Eurodollar rate,
  adjusted by an interest margin, depending upon certain
  financial measurements....................................     10,000     27,400     22,300
                                                                -------    -------    -------
                                                                 19,483     36,279     30,663
Less current maturities.....................................       (604)      (653)      (694)
                                                                -------    -------    -------
                                                                $18,879    $35,626    $29,969
                                                                =======    =======    =======

    In September 1998, the Company entered a new revolving credit facility. The new revolving credit agreement provides for advances up to the lesser of $50,000,000 or the eligible borrowing base as defined in the facility agreement. At September 30, 1998, there was $27,400,000 outstanding under this line of credit at an interest rate of 6.61 percent.

    In addition, the Company had an outstanding letter of credit under this revolving credit agreement of $350,000 at September 30, 1998 (which expires in September 1999). Additional available borrowings at that date were $4,913,000. The agreement includes restrictive covenants relating to levels of funded debt and other financial measurements and restricts the amount of dividends that can be paid on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

6. LONG-TERM DEBT AND REVOLVING CREDIT FACILITY (CONTINUED)

    The present value of future minimum lease payments under the capital lease obligations as of September 30, 1998 is as follows (in thousands):

                                                                                         PRESENT VALUE
                                                           TOTAL MINIMUM                   OF MINIMUM
                                                           LEASE PAYMENTS    INTEREST    LEASE PAYMENTS
                                                           --------------    --------    --------------
1999...................................................       $ 1,313         $  660         $  653
2000...................................................         1,320            612            708
2001...................................................         1,315            555            760
2002...................................................         1,315            493            822
2003...................................................         2,711            371          2,340
Thereafter.............................................         4,072            476          3,596
                                                              -------         ------         ------
                                                              $12,046         $3,167         $8,879
                                                              =======         ======         ======

    Property, plant and equipment at September 30, 1997 and 1998 include $17,483,000 and $18,295,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $1,815,000 and $2,307,000 at September 30, 1997 and 1998,
respectively.

    The fair value of the Company's long-term debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of debt at September 30, 1998 was $36,802,000.

7. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at September 30, 1997 and 1998 and (unaudited) at June 30, 1999 consist of the following (in thousands):

                                                                                        JUNE 30,
                                                                  1997        1998        1999
                                                                --------    --------    --------
Land........................................................    $  1,519    $  1,520    $  1,520
Land and leasehold improvements.............................         521       1,132       1,132
Buildings...................................................      22,212      23,392      24,297
Transportation equipment....................................       1,204       1,356       1,375
Machinery and equipment.....................................      54,470      71,534      82,079
Furniture and fixtures......................................       2,780       2,838       3,344
                                                                --------    --------    --------
                                                                  82,706     101,772     113,747
Less accumulated depreciation...............................     (27,200)    (31,893)    (37,272)
                                                                --------    --------    --------
                                                                $ 55,506    $ 69,879    $ 76,475
                                                                ========    ========    ========

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

8. INVENTORIES

    Inventories at September 30, 1997 and 1998 and (unaudited) at
June 30, 1999 consist of the following (in thousands):

                                                                                      JUNE 30,
                                                                 1997       1998        1999
                                                                -------    -------    --------
Finished goods..............................................    $41,188    $34,674    $25,409
Work-in-process.............................................      3,589      2,868      1,830
Raw materials...............................................     14,065     12,042      9,703
In-transit materials........................................      6,911      7,003      4,209
Storeroom parts.............................................      3,683      5,098      4,873
                                                                -------    -------    -------
                                                                $69,436    $61,685    $46,024
                                                                =======    =======    =======

    Finished goods at September 30, 1997 and 1998 and (unaudited) at June 30, 1999 include $13,590,000, $3,538,000 and $2,323,000, respectively of customer-obligated inventory.

9. INCOME TAXES

    The components of the provision for income taxes for the years ended September 30, 1996, 1997 and 1998 are as follows (in thousands):

                                                                 1996      1997      1998
                                                                ------    ------    ------
Current:
    Federal.................................................    $1,297    $3,804    $4,120
    State...................................................        --       958       139
Deferred....................................................       585     2,577     1,161
                                                                ------    ------    ------
                                                                $1,882    $7,339    $5,420
                                                                ======    ======    ======

    The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended September 30, 1996, 1997 and 1998 is explained as follows (in thousands):

                                                                 1996      1997      1998
                                                                ------    ------    ------
Provision at statutory tax rate.............................    $3,203    $7,845    $5,714
State and local taxes, net of federal tax benefit...........        --       958       139
Alternative minimum tax.....................................     1,282      (510)       --
Operating loss carryforwards................................    (1,192)       --        --
Decrease in valuation allowance.............................    (1,590)   (1,147)       --
Benefit of foreign sales corporation........................        --        --      (354)
Other items.................................................       179       193       (79)
                                                                ------    ------    ------
                                                                $1,882    $7,339    $5,420
                                                                ======    ======    ======

    The 1996 and 1997 decreases in the valuation allowance relates primarily to the utilization of alternative minimum tax credit carryforwards. Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

9. INCOME TAXES (CONTINUED)

    Temporary differences which give rise to deferred tax assets and liabilities at September 30, 1997 and 1998 are as follows (in thousands):

                                                               1997      1998
                                                              ------    -------
Deferred tax assets:
    Various accrued liabilities and reserves..............    $1,419    $ 1,280
    Net operating loss carryforwards......................     1,288        818
    Alternative minimum tax carryforwards.................       390        598
    Tax benefit associated with the exercise of
      nonqualified stock options..........................     3,250         --
                                                              ------    -------
        Total deferred tax assets.........................     6,347      2,696

Deferred tax liabilities:
    Accelerated depreciation..............................     5,101      5,712
    Asset valuations......................................       513        662
                                                              ------    -------
        Total deferred tax liabilities....................     5,614      6,374
                                                              ------    -------
        Net deferred tax assets (liabilities).............    $  733    $(3,678)
                                                              ======    =======

    The Company has available acquired net operating loss carryforwards of $2,320,000 at September 30, 1998 which it may use to offset future taxable income. The acquired net operating loss carryforwards are limited to approximately $1,160,000 annually. Any unused amounts can be carried forward to increase the limitation in the following taxable year. These net operating loss carryforwards expire in 2000. The total carryforwards will be applied to financial statement earnings after temporary differences. At September 30, 1998, the Company had alternative minimum tax credit carryforwards of $598,000 available for income tax purposes. These credit carryforwards do not expire.

10. DEFINED CONTRIBUTION PLANS

    The Company sponsors a defined contribution 401(k) plan that is available to substantially all employees. The plan may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plan for the years ended September 30, 1996, 1997 and 1998 of $343,000, $590,000 and $704,000, respectively.

    The Company also began sponsoring two deferred compensation plans covering officers and key employees in 1996. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the years ended September 30, 1996, 1997 and 1998 was $192,000, $200,000 and
$310,000, respectively.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

11. SEGMENT INFORMATION

    The following table sets forth data for the years ended September 30, 1996, 1997 and 1998 for the reportable industry segments of energy products and industrial products. Intersegment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                                       ENERGY     INDUSTRIAL
                                                      PRODUCTS     PRODUCTS     CORPORATE        TOTAL
                                                      --------    ----------    ---------       --------
1996:
Net sales.........................................    $147,555     $56,627       $    --        $204,182
Operating income..................................      10,529       1,413            --          11,942
Identifiable assets...............................      87,091      32,033         6,432         125,556
Depreciation and amortization.....................       3,375       1,331           495           5,201
Capital expenditures..............................       3,757         894           846           5,497

1997:
Net sales.........................................    $223,879     $67,181       $    --        $291,060
Operating income..................................      17,641       6,650            --          24,291
Identifiable assets...............................     116,433      34,565        11,066         162,064
Depreciation and amortization.....................       3,760       1,455           482           5,697
Capital expenditures..............................       8,385         363           789           9,537

1998:
Net sales.........................................    $184,824     $80,565       $    --        $265,389
Operating income (loss)...........................      14,680       5,461        (1,605)<F*>     18,536
Identifiable assets...............................      99,357      46,095        11,433         156,885
Depreciation and amortization.....................       4,255       1,448           469           6,172
Capital expenditures..............................       7,512      12,186         2,483          22,181

- -------------------
<F*> During the year ended September 30, 1998, the Company recorded a pre-tax charge of $1.6 million in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

    Transactions with one significant energy customer for the years ended September 30, 1996 and 1998 represented approximately 16 percent and 14 percent of total sales, respectively. Transactions with two significant energy customers for the year ended September 30, 1997 represented approximately 25 percent of total sales.

    Export sales were $13,244,000, $26,665,000 and $18,828,000 for the years ended September 30, 1996, 1997 and 1998, respectively.
These energy sales were primarily to Canadian customers.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

12. OPERATING LEASES

    The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancellable operating leases with initial or remaining terms in excess of one year, are as follows at September 30, 1998 (in thousands):

    1999...................................................    $2,142
    2000...................................................     1,971
    2001...................................................     1,687
    2002...................................................     1,316
    2003...................................................     1,357
                                                               ------
                                                               $8,473
                                                               ======

    Rent expense for all operating leases was $973,000, $1,222,000 and $1,937,000 for the years ended September 30, 1996, 1997 and 1998, respectively.

13. CONTINGENCIES

    Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

14. STOCK OPTION PLANS

    The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and nonqualified stock options. The Company also sponsors a stock option plan for eligible directors (the "Director Plan") allowing for non-qualified stock options. The 1990 Plan, 1994 Plan and the Director Plan provide that 340,000, 1,000,000 and 200,000 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan, and the Director Plan expire in December 2000, November 1999 and November 2004, respectively. The options vest pursuant to the schedule set forth for each option. Effective August 29, 1997, the Compensation Committee of the Board of Directors removed the exercise restriction with respect to certain options granted in 1995 which made them immediately exercisable. At September 30, 1997 and 1998, 272,500 and 607,500 shares were available for grant under the option plans.

    The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years ended September 30, 1996, 1997 and 1998, respectively: risk-free interest rate of 6.05%, 5.53% and 5.57%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.478, 0.478 and 0.555; and a weighted-average expected life of the options of 4.7 years, 1.0 year and 7.2 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

14. STOCK OPTION PLANS (CONTINUED)

    The following table summarizes option activity and related information for years ended September 30, 1996, 1997 and 1998:

                                                                               WEIGHTED        WEIGHTED
                                                            SHARES UNDER       AVERAGE         AVERAGE
                                                               OPTION       EXERCISE PRICE    FAIR VALUE
                                                            ------------    --------------    ----------
Options outstanding at October 1, 1995..................       798,000          $ 5.26
Options exercised.......................................       (63,684)           3.25
Options expired.........................................      (146,316)           5.37
Options granted.........................................       284,000            5.29          $2.42
                                                              --------          ------
Options outstanding at September 30, 1996...............       872,000            5.39
Options exercised.......................................      (466,832)           5.33
Options expired.........................................        (3,000)           5.92
Options granted.........................................        37,500            8.50          $1.80
                                                              --------          ------
Options outstanding at September 30, 1997...............       439,668            5.71
Options exercised.......................................       (26,500)           6.13
Options expired.........................................       (60,000)           5.31
Options granted.........................................       125,000           15.11          $2.20
                                                              --------          ------
Options outstanding at September 30, 1998...............       478,168          $ 8.20
                                                              ========          ======

    The following table summarizes information about fixed stock options outstanding at September 30, 1998:

                                               OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                  ---------------------------------------------    -------------------------
RANGE OF                                     WEIGHTED-AVERAGE      WEIGHTED-                    WEIGHTED-
EXERCISE                                        REMAINING           AVERAGE                      AVERAGE
PRICES                            OPTIONS    CONTRACTUAL LIFE    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
- --------                          -------    ----------------    --------------    -------    --------------
$4.00 to $5.88................    181,986       3.4 years            $ 4.57         71,986        $ 5.44
$6.13 to $8.50................    171,182       3.2                  $ 7.00         81,182        $ 7.42
$11.38 to $21.75..............    125,000       7.8                  $15.11         45,000        $21.75
                                  -------       ---------            ------        -------        ------
$4.00 to $21.75...............    478,168       4.5                  $ 8.20        198,168        $ 9.96
                                  =======       =========            ======        =======        ======

15. SHAREHOLDER RIGHTS PLAN

    In July 1998, the Company's Board of Directors adopted a common stock shareholder rights plan ("Right") which entitles each shareholder of record to receive a dividend distribution of common stock upon the occurrence of certain events. The Right becomes exercisable the day that a public announcement is made that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, or the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding share of common stock. When exercisable, each Right entitles the holder to purchase $100 worth of the Company's common stock for $50. Until a Right is exercised or exchanged, the holder thereof will have no rights as a shareholder of the Company, including, without limitation, the right to receive dividends. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date which a person or

             MAVERICK TUBE CORPORATION AND SUBSIDIARIES

15. SHAREHOLDER RIGHTS PLAN (CONTINUED)

group acquires beneficial ownership of 20% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire July 23, 2008.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The results of operations by quarter for 1997 and 1998 were as follows (in thousands):

                                                                       QUARTER ENDED
                                                   ------------------------------------------------------
                                                   DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                       1996          1997         1997          1997
                                                   ------------    ---------    --------    -------------
1997
Net sales......................................      $64,190        $66,920     $74,669        $85,281
Gross profit...................................        6,663          7,692       9,794         14,108
Net income.....................................        2,608          2,978       3,938          5,361
Basic earnings per share.......................          .18            .20         .26            .35
Diluted earnings per share.....................          .18            .19         .25            .35
                                                                       QUARTER ENDED
                                                   ------------------------------------------------------
                                                   DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                       1997          1998         1998          1998
                                                   ------------    ---------    --------    -------------
1998
Net sales......................................      $86,479        $70,548     $56,590        $51,773
Gross profit...................................       13,774         10,329       5,671          3,578
Net income (loss)..............................        6,570          4,707       1,330         (1,221)<F*>
Basic earnings (loss) per share................          .43            .30         .09           (.08)<F*>
Diluted earnings (loss) per share..............          .42            .30         .09           (.08)<F*>

- -------------------
<F*> During the quarter ended September 30, 1998, the Company recorded a pre-tax charge of $1.6 million in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

17. SUBSEQUENT EVENTS (UNAUDITED)

    The Company entered into an Asset Purchase Agreement dated September 3, 1999 to purchase mill equipment at a purchase price of $11.75 million. This equipment will be used by the Company in connection with the construction and equipping of a new large diameter pipe and tubing facility adjacent to its existing facilities in Hickman, Arkansas. The Company estimates that the total cost for this project will be $35 million. The funding for this project will be raised primarily from a public offering of common stock of the Company.

                            [PHOTO]

                       Hickman, Arkansas

Maverick Plants are located in Hickman, Arkansas; Conroe, Texas;
and Beaver Falls, Pennsylvania. Sold through a network of distributors and service centers, Maverick products are used throughout the United States and Canada.

                            [PHOTO]

                         Conroe, Texas

==========================================================
- ----------------------------------------------------------

                   TABLE OF CONTENTS


                                                     PAGE
                                                     ----

Forward-looking Statements......................       3

Prospectus Summary..............................       4

Risk Factors....................................       8

Use of Proceeds.................................      12

Price Range of Common Stock.....................      12

Dividend Policy.................................      13

Capitalization..................................      13

Selected Consolidated Financial Data............      14

Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations.................................      15

Business........................................      26

Management......................................      38

Principal Stockholders..........................      40

Description of Our Capital Stock................      40

Underwriting....................................      46

Legal Matters...................................      48

Experts.........................................      48

Incorporation of Documents by
  Reference.....................................      48

Where You Can Find More
  Information...................................      49

Index to Consolidated Financial Statements......      50


- ----------------------------------------------------------
==========================================================




==========================================================
- ----------------------------------------------------------

                    2,000,000 SHARES

                    [Maverick Logo]

                     COMMON STOCK

                  -------------------

                  P R O S P E C T U S

                  -------------------

                    RAYMOND JAMES &
                    ASSOCIATES, INC.

                    MORGAN KEEGAN &
                     COMPANY, INC.
                                  , 1999

- ----------------------------------------------------------
==========================================================

                           PART II

            INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the estimated expenses expected to be incurred in connection with the issuance and distribution of the shares being registered, other than the underwriting discounts and commissions. Except for the SEC registration fee and the NASD filing fee, all expenses are estimated.

    SEC registration fee.................................  $ 14,066
    NASD review fee......................................     5,560
    Nasdaq listing fee...................................    17,500
    Printing and engraving expenses......................    60,000
    Legal fees and expenses..............................   100,000
    Accounting fees and expenses.........................    60,000
    Transfer Agent fees..................................     5,000
    Miscellaneous........................................    62,874
                                                           --------
        Total............................................  $325,000
                                                           ========

Item 15. Indemnification of Directors and Officers

    Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith,
Article III, Section 16 of Maverick's Amended and Restated Bylaws (the "BYLAWS") requires that Maverick indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by
Section 145. Article III, Section 16 of the Bylaws also provides that expenses incurred by an officer or director of Maverick or any of its direct or indirect wholly owned subsidiaries, in defending a civil or criminal action, suit or proceeding, will be paid by Maverick in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer, director, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Maverick as authorized. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

    Maverick maintains a claims-made policy of directors' and officers' liability and company reimbursement insurance. The directors' and officers' liability portion of such policy covers all directors and officers of Maverick and subsidiary companies, more than 50 percent of the outstanding voting stock of which is directly or indirectly owned by Maverick. The policy provides for a payment on behalf of the directors and officers up to the policy limits for all Losses (as defined) which the directors and officers, or any of them, shall become legally obligated to pay, from claims made against them during the policy period for Wrongful Acts (as defined), which include: errors, misstatements, misleading statements, acts or omissions and neglect or breach of duty in the discharge of their duties, solely in their capacity as directors and officers of Maverick or a subsidiary thereof, individually or collectively, or in connection with any matter claimed against them solely by reason of their being directors or officers of Maverick or such subsidiary. The insurance includes the cost of defenses, appeals, bonds, settlements and judgments. The insurer's limit of liability under the policy is $5,000,000 in the aggregate for all Losses per year. The policy contains various reporting requirements and exclusions. Maverick also maintains a claims-made policy which provides coverage for Maverick, its directors and officers, against loss, liability, cost or expense (as defined) incurred under the federal securities laws.

Item 16. Exhibits

  EXHIBIT
  NUMBER                            DESCRIPTION
  -------                           -----------

     1.1    Form of Underwriting Agreement (filed previously).

     3.1 Amended and Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-37363.

     3.2 Certificate of Designations of Rights, Preferences and Privileges of Series I Junior Participating Preferred Stock (filed previously).

     3.3 Amendment of Certificate of Amended and Restated Certificate of Incorporation dated September 2, 1998 (filed previously).

     3.4 Amended and Restated Bylaws of the Registrant as amended, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

     4.1 Shareholder Rights Agreement dated as of July 24, 1998 between the Registrant and Harris Trust and Savings Bank as Rights Agent incorporated herein by reference to Exhibit 1 of the Registrant's Form 8-A filed on August 5, 1998.

     4.2 Form of Stock Certificate for Common Stock, incorporated herein by reference to Exhibit 4.1 to the 1991 Registration Statement.

     5.1    Opinion of Gallop, Johnson & Neuman, L.C. (filed previously).

    23.1 Consent of Ernst & Young LLP, independent auditors (filed herewith).

    23.2    Consent of Gallop, Johnson & Neuman, L.C. (included in
            Exhibit 5.1).

    24.1    Power of Attorney (included on signature page of initial filing).

    99.1 Asset Purchase Agreement dated as of September 3, 1999 for the Registrant's purchase of certain equipment to be used in the manufacture of large-diameter steel pipe and tubular products (filed previously).

Item 17. Undertakings

    1. The undersigned registrant hereby undertakes that:

    * For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    * For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    * For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                           SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesterfield, State of Missouri, on September 29, 1999.

                                 Maverick Tube Corporation

                                 /s/  Gregg M. Eisenberg
                     -----------------------------------------------
                                   Gregg M. Eisenberg
                     Chairman, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the dates indicated.


               /s/  Gregg M. Eisenberg                     Chairman, President and       September 29, 1999
     -------------------------------------------           Chief Executive Officer
                 Gregg M. Eisenberg                        and Director

                 /s/  Barry R. Pearl                       Vice President Finance        September 29, 1999
     -------------------------------------------           and Administration
                   Barry R. Pearl                          Principal Financial and
                                                           Accounting Officer

                William E. Macaulay<F*>                    Director                      September 29, 1999
     -------------------------------------------
                 William E. Macaulay

                    John M. Fox<F*>                        Director                      September 29, 1999
     -------------------------------------------
                     John M. Fox

                  C. Robert Bunch<F*>                      Director                      September 29, 1999
     -------------------------------------------
                   C. Robert Bunch

                   C. Adams Moore<F*>                      Director                      September 29, 1999
     -------------------------------------------
                   C. Adams Moore

                                                           Director                                  , 1999
     -------------------------------------------                                         ------------
                  David H. Kennedy

                   Wayne P. Mang<F*>                       Director                      September 29, 1999
     -------------------------------------------
                    Wayne P. Mang

 <F*>/s/  Barry R. Pearl
     -------------------------------------------
     Barry R. Pearl, as attorney-in-fact


                           EXHIBIT INDEX

  EXHIBIT
  NUMBER                            DESCRIPTION
  -------                           -----------

     1.1    Form of Underwriting Agreement (filed previously).

     3.1 Amended and Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-37363.

     3.2 Certificate of Designations of Rights, Preferences and Privileges of Series I Junior Participating Preferred Stock (filed previously).

     3.3 Amendment of Certificate of Amended and Restated Certificate of Incorporation dated September 2, 1998 (filed previously).

     3.4 Amended and Restated Bylaws of the Registrant as amended, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

     4.1 Shareholder Rights Agreement dated as of July 24, 1998 between the Registrant and Harris Trust and Savings Bank as Rights Agent incorporated herein by reference to Exhibit 1 of the Registrant's Form 8-A filed on August 5, 1998.

     4.2 Form of Stock Certificate for Common Stock, incorporated herein by reference to Exhibit 4.1 to the 1991 Registration Statement.

     5.1    Opinion of Gallop, Johnson & Neuman, L.C. (filed previously).

    23.1 Consent of Ernst & Young LLP, independent auditors (filed herewith).

    23.2    Consent of Gallop, Johnson & Neuman, L.C. (included in
            Exhibit 5.1).

    24.1    Power of Attorney (included on signature page of initial filing).

    99.1 Asset Purchase Agreement dated as of September 3, 1999 for the Registrant's purchase of certain equipment to be used in the manufacture of large-diameter steel pipe and tubular products (filed previously).